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Registration No. 333-123005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
(Exact name of Registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	5700 (Primary Standard Industrial Classification Code Number)	41-1454591 (I.R.S. Employer Identification No.)
7400 Excelsior Boulevard Minneapolis, MN 55426-4517 (952) 930-9000 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Edward R. (Jack) Cameron
President and Chairman of the Board
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517
(952) 930-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Eric O. Madson, Esq. Robins, Kaplan, Miller & Ciresi L.L.P. 2800 LaSalle Plaza 800 LaSalle Avenue Minneapolis, Minnesota 55402-2015 (612) 349-8500

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 21, 2005

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. 1,682,000 Shares of Common Stock

This prospectus relates to resale by the shareholders listed in this prospectus of up to 1,682,000 shares of our common stock that we previously issued to the selling shareholders in private transactions.

The selling shareholders may offer their shares of common stock from time to time in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods. They may offer the shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling shareholders may engage brokers or dealers who may receive commissions or discounts from the selling shareholders. Any broker-dealer acquiring the common stock from the selling shareholders may sell these securities in normal market-making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See "Plan of Distribution" beginning on page 38. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

Our common stock is traded on the OTC Bulletin Board under the symbol "ARCI." The last reported bid price for our common stock on the OTC Bulletin Board on April 18, 2005 was $2.85 per share. You are urged to obtain current market quotations for our common stock.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH INVESTING IN OUR STOCK.

        Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

        You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized any other person to provide you with different information. The selling shareholders are not offering to sell, nor seeking offers to buy, these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is current as of the date on the front cover, but the information may have changed since that date.

        ARCA® and ApplianceSmart® are our registered trademarks and service marks. This prospectus also contains trademarks and service marks belonging to other entities.

        Any reference in this prospectus to us includes all of our operating subsidiaries.

SUMMARY

        The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the related notes appearing elsewhere in this prospectus.

Appliance Recycling Centers of America, Inc.

        We are a leading provider of reverse logistics, energy-efficiency and appliance recycling services for appliance manufacturers and retailers, and utility companies. We generate revenues from the retail sale of appliances through a chain of Company-owned retail stores under the name ApplianceSmart®, fees charged for the collection and environmentally sound recycling of unwanted appliances, and sales of byproduct materials generated from processed appliances.

        Appliance Recycling Centers of America, Inc. was incorporated in Minnesota in 1983, although through our predecessors we commenced the appliance retail and recycling business in 1976. References herein to us or "the Company" include our operating subsidiaries.

Company Background

        Sale of Used Appliances.    We began business in 1976 as a retailer of used appliances. Initially, we contracted with national and regional retailers of appliances such as Sears, Roebuck & Company, Inc. and Montgomery Ward & Co. to collect major appliances in Minneapolis/Saint Paul and two other metropolitan areas. As part of their new appliance sales efforts, these retailers arranged for the removal of old appliances from consumers' residences. We collected old appliances on behalf of our customers, reconditioned and sold suitable used appliances through our own retail stores and recycled the remaining appliances.

        Environmentally Sound Recycling of Appliances.    In the late 1980s, in response to stricter environmental protection laws, we developed and marketed programs to process and dispose of appliances in an environmentally sound manner. These programs were offered to appliance manufacturers and retailers of new appliances, waste management companies, property management companies and the general public.

        In 1989, we expanded our appliance recycling concept to the electric utility industry when we established an appliance processing center in Milwaukee, Wisconsin, pursuant to a contract with a utility company. From 1989 to 1994, we focused our resources on the expansion of our business with electric utility companies. During this time period we opened nine centers throughout the U.S. and Canada, primarily serving seventeen electric utility customers. In the mid 1990s, our electric utility business was negatively impacted by the potential of electric utility industry deregulation, which caused electric utilities to decrease their sponsorship of energy conservation programs such as the one we offer. However, in the past two years we have seen a renewed interest from utilities in sponsoring appliance recycling programs as energy-efficiency measures and have been awarded several contracts as a result.

        In response to the decrease in demand for services by electric utilities beginning in the mid-1990s, we increased our marketing of services to appliance manufacturers and retailers, waste management companies and property management companies. We also increased our focus on the sale of used appliances, and in 1995, under the name Encore Recycled Appliances®, we began operating a chain of Company-owned retail stores. In 1998, we began using the name ApplianceSmart® for our retail stores, phased out the sale of used appliances, and now offer special-buy appliances (defined below) to value-conscious individuals and property managers.

        Reverse Logistics Services.    A developing market for us is in providing fully integrated reverse logistics services—the handling of product that does not fit into a company's normal distribution channels—for appliance manufacturers and retailers. Manufacturers traditionally disposed of these "special-buy" appliances, including manufacturer closeouts, factory overruns, floor samples, open carton, returned or exchanged items, and scratch and dent appliances, through their small-dealer network. Large retailers have not wanted to handle these types of appliances because the merchandise is often out of carton, requiring special handling and pricing. In addition, this product often requires some repair or needs to be recycled—functions major retailers are unwilling or unable to perform. As small dealers are struggling to compete with large appliance chains (the top 10 retailers control 80 percent of the appliance sales market), manufacturers are seeing their traditional channel for these distressed appliances shrink. Small appliance retailers are also being negatively affected by major home improvement chains that have begun to retail household appliances.

        In 1997, we entered into pilot program agreements with Whirlpool Corporation, the nation's largest manufacturer of major household appliances, to develop a program for handling Whirlpool's returned appliances and new appliances that cannot be handled through the manufacturer's normal distribution channels. Through a subsequent 1998 contract with Whirlpool, we purchase these appliances from Whirlpool's distribution centers serving the Midwest and certain western states. This merchandise, which includes manufacturer closeouts, factory overruns, floor samples, open carton, returned or exchanged items, and scratch and dent appliances, is sold through our network of ApplianceSmart retail stores. We also carry new in-the-carton appliances to provide an adequate product mix for our customers. With an increased supply of product, we began to focus on opening larger factory outlet facilities to offer consumers a wider selection of special-buy and new in-the-carton appliances, and we began to close our smaller stores. We have also eliminated our used appliance business.

        In October 2001, we entered into an agreement with Maytag Corporation for the acquisition of distressed appliances. In December 2001, we announced that all retail stores would be carrying a full line of Frigidaire household appliances. In January 2003, we announced that we had entered into a contract with GE Consumer Products to purchase from GE and sell to consumers special-buy GE appliances.

        We currently have twelve retail stores: five in Minneapolis/Saint Paul, one in Los Angeles, two in Atlanta, three in Columbus, Ohio and one in San Antonio, Texas. In addition, we currently have four recycling centers, located in Waterbury, Connecticut; Minneapolis, Minnesota; Los Angeles, California; and Austin, Texas.

Growth Strategy

        We intend to continue our focus on operating larger factory outlet facilities to offer consumers a wider selection of special-buy and new in-the-carton appliances. We plan to open up to three additional stores in 2005 and four in 2006, principally in markets in which we currently have operations.

        We have also seen a renewed interest from electric utility companies and are actively pursuing business to support their energy-efficiency programs. During 2004 we secured several contracts with utility companies to provide appliance recycling services for their customers.

Risks Affecting the Company

        Our business is subject to numerous risks as discussed more fully in the section entitled "Risk Factors" immediately following this Summary. A description of material risks that affect our business can also be found under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." In particular, we depend on the continued supply of product from major appliance manufacturers and renewed interest from and contracts with electric utility companies. Our future results will also be affected by our ability to execute our growth strategy profitably in new and existing markets, the effect of competition in our industry, the effects of the economy and the effects of governmental regulation. If our business continues to grow, the continued growth may place strains on our systems and management team. In addition, if we are not able to access additional capital, our ability to expand our business may be impaired.

Office Location

        Our principal executive offices are located at 7400 Excelsior Boulevard, Minneapolis, Minnesota 55426 and our telephone number is (952) 930-9000. Our internet sites are located at www.arcainc.com and www.appliancesmart.com. The information contained in our internet sites is not a part of this prospectus.

The Offering

Common stock offered by the selling shareholders	1,682,000 shares
Common stock outstanding after the offering by the selling shareholders	4,161,277 shares
Trading Symbol (OTC Bulletin Board)	ARCI

        At March 18, 2005, we had 4,161,277 shares of common stock outstanding, excluding the following:

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  7,500 shares of our common stock issuable upon exercise of currently outstanding options under our 1989 Stock Option Plan, as amended (the "1989 Plan"), at a weighted average exercise price of $0.625 per share;

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  319,000 shares of our common stock issuable upon exercise of currently outstanding options under our 1997 Stock Option Plan, as amended (the "1997 Plan"), at a weighted average exercise price of $2.19 per share;

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  240,000 shares of our common stock reserved for future grants under our 1997 Plan; and

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  5,000 shares of our common stock issuable upon exercise of outstanding warrants, at an exercise price of $0.625 per share.

        Except as otherwise indicated, all information in this prospectus assumes that no outstanding options or warrants have been exercised since March 18, 2005.

Summary Financial Data

        You should read the summary financial data presented below in conjunction with the consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. In the opinion of management, the unaudited summary financial data presented below under the heading "Statement of Operations Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for the periods presented. Historical results are not necessarily indicative of the results of operations expected for future periods.

(In thousands, except per-share data)

	Fiscal Year Ended
	Dec. 28, 2002	Jan. 3, 2004	Jan. 1, 2005
Statements of Operations Data:
Total revenues	$45,720	$43,609	$52,830
Gross profit	15,774	11,879	15,543
Operating income (loss)	1,742	(1,776)	(1,103)
Net income (loss)	332	(1,541)	(1,314)
Basic earnings (loss) per common share	$0.14	$(0.66)	$(0.48)
Diluted earnings (loss) per common share	$0.11	$(0.66)	$(0.48)
Weighted average number of common shares outstanding:
Basic	2,320	2,343	2,722
Diluted	3,025	2,343	2,722
Balance Sheet Data:
Working capital	$5,003	$3,446	$4,600
Total assets	20,239	20,833	24,340
Long-term liabilities	5,797	5,658	5,521
Shareholders' equity	5,737	4,209	6,063

A SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our beliefs, assumptions and expectations of future events taking into account the information currently available to us. All statements other than statements of historical fact contained in this prospectus are forward-looking statements. Many of the forward-looking statements are contained in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, financial condition or achievements to differ materially from those expected or implied in any forward-looking statements. Factors that could contribute to these differences include but are not limited to:

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  our continued ability to purchase product from Whirlpool, Maytag, Frigidaire and GE at acceptable prices;

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  the ability of our individual retail stores to meet planned revenue levels;

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  the rate of sustainable growth in the number of retail stores;

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  the speed at which our individual retail stores reach profitability, if at all;

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  our ability to keep costs and expenses at or below expected levels;

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  the ability of our main utility customer, Southern California Edison Company, to deliver units under its 2004-2005 Statewide Residential Appliance Recycling Program contract;

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  the timing of delivery and the timing of advertising by Southern California Edison; and

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  the continued availability of our current line of credit.

        In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "seeks," "predicts," "projects," "strives," "potential," "objective," "may," "could," "should," "would," "will" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on our assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect them to be.

        Our forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before purchasing shares offered pursuant to this prospectus. If any of the following risks actually occur, our business, financial condition, operating results or cash provided by operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our financial statements and the related notes.

Risks Related to ARCA

Our strategy of opening new retail stores has resulted in net losses in recent periods.

        Our primary growth strategy is to open new retail stores. We plan to open up to three additional stores in 2005 and four in 2006. New stores take time to become profitable; we cannot assure you that any individual current or future store will attain or maintain projected profitability. We incurred a net loss of $1,314,000 or $0.48 per diluted share for fiscal year 2004 and a net loss of $1,541,000 or $0.66 per diluted share for fiscal year 2003. Our full financial information is set out in the financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

Most of our revenues are derived from retail sales. We expect this dependence on retail sales to continue in the future.

        Most of our revenues are derived from retail sales of appliances from our ApplianceSmart retail stores. We currently operate twelve ApplianceSmart stores. Retail revenues have lower profit margins than recycling revenues. We believe that our future economic results will be heavily dependent on our retail stores. In fiscal 2002, 2003 and 2004, approximately 65%, 80% and 79%, respectively, of our revenues were from retail sales. We currently expect that retail revenues will account for approximately 80% of total revenues for 2005. However, we cannot assure you that sales from our stores will grow at the rates we currently anticipate.

Our revenues from recycling contracts have declined, and future revenues from this source are very difficult to project.

        In the past, our business was dependent largely upon our ability to obtain new contracts and continue existing contracts for appliance recycling services with utility companies. Contracts with these entities generally have initial terms of one to four years, with renewal options and early termination clauses. The recycling and byproducts portion of our business has diminished from approximately 50% of total revenues in fiscal 2001 to approximately 21% of total revenues in fiscal 2004 as a result of decreased sponsorship of energy conservation programs by utilities. However, we are still dependent on certain customers for a large portion of our revenues. Generally, recycling revenues have a higher gross profit than retail revenues.

        Our major utility customer, Southern California Edison Company (Edison), accounted for approximately 13% of our net revenues for fiscal 2002 and approximately 9% for 2003 and 2004. The loss or material reduction of business from Edison, or any major customer, could adversely affect our net revenues and profitability. Our current contract with Edison was signed in January 2004 to renew the refrigerator recycling program through December 31, 2005. The contract does not provide for a minimum number of refrigerators to be recycled. The timing and amount of revenues will be dependent on advertising by Edison.

        We cannot assure you that our existing recycling contracts will be continued or renewed, that existing customers, including Edison, will continue to use our services at current levels, or that we will be successful in obtaining new recycling contracts.

Our revenues from recycling contracts are subject to seasonal fluctuations and are dependent on advertising and promotional activities of the utilities, which are outside our control.

        We experience seasonal fluctuations in business from utility companies that impact our operating results. Our recycling revenues are generally higher during the second and third calendar quarters and lower in the first and fourth calendar quarters, due largely to advertising and promotional activity schedules managed by the utilities. We expect that we will continue to experience such seasonal fluctuations in recycling revenues. We see little seasonal fluctuation in our retail business.

We may need new capital to fully execute our growth strategy.

        Our business involves providing comprehensive, integrated appliance recycling services and developing a chain of retail stores. This commitment will require a significant continuing investment in capital equipment and leasehold improvements, and could require additional investment in real estate.

        Our total capital requirements will depend, among the other things discussed in this prospectus, on the number of recycling centers and the number and size of retail stores operating during the fiscal year. Currently, we have four recycling centers and twelve retail stores in operation. If our revenues are lower than anticipated or our expenses are higher than anticipated or our current line of credit cannot be maintained, we will require additional capital to finance our operations. Even if we are able to maintain our current line of credit, we may need additional equity or other capital in the future. Sources of additional financing, if needed in the future, may include further debt financing or the sale of equity (including the issuance of preferred stock) or other securities. We cannot assure you that any additional sources of financing or new capital will be available to us, or available on acceptable terms, or permitted by the terms of our current debt. In addition, if we sell additional equity to raise funds, all outstanding shares of common stock will be diluted.

A decline in general economic conditions could lead to reduced consumer demand for our products and have an adverse effect on our liquidity and profitability.

        Since purchases of our merchandise are dependent upon discretionary spending by our retail customers, our financial performance is sensitive to changes in overall economic conditions that affect consumer spending. Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. A general or perceived slowdown in the United States economy or uncertainty as to the economic outlook could reduce discretionary spending or cause a shift in consumer discretionary spending to other products. Any of these factors would likely cause us to delay or slow our expansion plans, result in lower net sales and could also result in excess inventories, which could, in turn, lead to increased merchandise markdowns and related costs associated with higher levels of inventory and adversely affect our liquidity and profitability.

Our market share may be adversely impacted at any time by a significant number of competitors.

        Competition for our retail stores comes from retailers of new and used appliances. Each of our separate locations will compete not only with local and national chains of new appliance retailers, many of whom have been in business longer than we have and who may have significantly greater assets, but will also be required to compete with numerous independently owned retailers of used appliances. A number of our retail operations have been opened within the past 24 months; therefore, we cannot assure you that we will be able to compete effectively in any such market. While recycling revenues could become a smaller part of our business for the foreseeable future, many factors, including existing and proposed governmental regulation, may affect competition in the industry. We generally compete with two or three companies which are based in the geographic area to be served under the contract and which generally offer some of the services we provide. We expect our primary competition for contracts with existing or new customers to come from entrepreneurs entering the appliance recycling business, energy management consultants, current recycling companies, major waste hauling companies, scrap metal processors and used appliance dealers. In addition, some of our customers, such as utility companies, may operate appliance recycling programs internally rather than contracting with us or other third parties. We cannot assure you that we will be able to compete profitably in any of our chosen markets.

Changes in governmental regulations relating to our recycling business could increase our costs of operations and adversely affect our business.

        Our appliance recycling business involves the handling and disposal of hazardous materials and is subject to certain governmental laws and regulations. Our recycling centers are subject to various federal, state and local laws, regulations and licensing requirements which relate to the collection, processing and recycling of household appliances. Requirements for registrations, permits and licenses vary among our market areas. We have registered our centers with the EPA as hazardous waste generators and obtained licenses, where required, from appropriate state and local authorities. We have agreements with approved and licensed hazardous waste companies for transportation and disposal of PCBs from our centers. As is the case with all companies handling hazardous materials, under some circumstances we may be subject to contingent liability. The 1990 Amendments to the Clean Air Act prohibit the venting of CFCs during appliance repair or disposal and require us to recapture the refrigerants from appliances. In 1992, Congress adopted the Federal Energy Policy Act of 1992 to encourage energy efficiency. One component of this Act allows for deregulation of the nation's energy providers, including the electric utility industry. The immediate impact of the potential of industry deregulation caused utility companies across the U.S. to suspend their plans for implementing appliance recycling programs like ours.

Our lender has the right to demand payment in full of the borrowings under our line of credit at any time. If it were to do so, we would not be able to pursue our growth strategy and our operations would be severely limited unless and until new financing was obtained.

        We have an $8.0 million line of credit with a stated maturity date of December 31, 2007. The line of credit also provides that the lender may demand payment in full of the entire outstanding balance of the loan at any time. We have pledged substantially all of our assets to secure payments under the line. The line requires that we meet certain financial covenants, provides payment penalties for noncompliance and prepayment, limits the amount of other debt we can incur, limits the amount of spending on fixed assets and limits payments of dividends. At March 18, 2005, borrowings of $4,657,000 were outstanding under the line of credit and we had unused borrowing capacity of $575,000.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

        We believe our operations are materially dependent upon the continued services of our present management. The loss of the services of one or more members of present management, including Edward R. (Jack) Cameron, our founder, Chairman of the Board and current CEO, could adversely affect our business. We do not have employment contracts with present management. We do maintain key person insurance on the life of Mr. Cameron in the amount of $1,000,000.

A competitor recently obtained a patent that covers appliance recycling methods and systems that we believe were developed by us. We have commenced a lawsuit seeking to invalidate this patent. An adverse result in this litigation could have a negative impact on our recycling business.

        In December 2004, we filed suit in the U.S. District Court for the Central District of California alleging that JACO Environmental, Inc. and a former consultant of the Company fraudulently obtained a patent (U.S. Patent No. 6,732,416) in May 2004 covering appliance recycling methods and systems originally developed by us beginning in 1987 and used in serving more than 40 electric utility appliance recycling programs since that time. We are seeking a declaratory judgment that the JACO patent is invalid and unenforceable, since it is almost entirely based on methods and processes developed and used by us. We are also asking the court for unspecified damages related to charges that JACO, in using a fraudulently based patent, has engaged in unfair competition under federal and California statutes, false and misleading advertising under California statutes, and interference with our prospective customer relationships. The defendants have answered our complaint denying liability. We expect recycling operations to continue without interruption during the period of litigation, but if the court were to issue rulings in favor of the defendants, this could change. Moreover, failure to win this lawsuit could have a long-term material adverse effect on our recycling operations. In addition, we may incur substantial costs in pursuing this litigation, which could have an adverse effect on our results of operations.

Risks Related to Our Common Stock

If an active trading market for our common stock does not develop, the value and liquidity of your investment in our common stock could be adversely affected.

        Our common stock is traded on the OTC Bulletin Board but is not traded on any other market or stock exchange. The trading volumes of our common stock on the OTC Bulletin Board are low. There may be only a limited market for any shares of common stock that you purchase.

The public sale of our common stock by the selling shareholders or by other shareholders could adversely affect the price of our common stock.

        The trading volumes in our common stock are low compared to the number of shares that may be sold by the selling shareholders. Sales of substantial amounts of common stock into the public market by the selling shareholders or by our other shareholders could adversely affect the market price for our common stock.

Our common stock is considered a "penny stock" and may be difficult to sell.

        The Securities and Exchange Commission, or SEC, has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our common stock is substantially less than $5.00 per share and therefore our stock is designated as a "penny stock" under SEC rules. SEC rules require any broker or dealer selling such securities to:

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  obtain a written agreement to the transaction from the purchaser setting forth the identity and quantity of securities to be purchased;

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  determine that the securities are suitable for the purchaser and that the purchaser has sufficient knowledge and experience in financial matters to be capable of evaluating the risk of investment in such securities;

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  provide to the purchaser a written statement setting forth the basis upon which the broker has determined the investment to be suitable; and

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  obtain a written acknowledgement from the purchaser of the substance of the basis for the determination.

        These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

Our principal shareholders own a large percentage of our voting stock which will allow them to control substantially all matters requiring shareholder approval.

        Currently, Edward R. (Jack) Cameron, Chairman and CEO, owns approximately 10% of our outstanding shares of common stock. Our officers and directors together hold approximately 12%, including any options or warrants they may hold. One of our principal lenders, Medallion Capital, Inc., owns approximately 15% of our outstanding shares. Medallion also has a non-voting right to attend and participate in all Board meetings. Also, Perkins Capital Management, Inc. beneficially owns approximately 15% of our outstanding shares. Because of such ownership, our management and principal shareholders may be able to significantly affect our corporate decisions, including the election of the Board of Directors.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling shareholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

        The selling shareholders will pay any expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including all registration and filing fees and fees and expenses of our counsel and our accountants.

MARKET PRICE FOR COMMON STOCK

        Our common stock is traded on the OTC Bulletin Board under the symbol "ARCI". The following table sets forth, for the periods indicated, the high and low closing bid quotations for the common stock, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

	High	Low
2003
First Quarter	$2.08	$1.05
Second Quarter	1.80	1.02
Third Quarter	2.10	1.11
Fourth Quarter	2.75	1.50
2004
First Quarter	$3.85	$2.05
Second Quarter	3.45	2.25
Third Quarter	3.05	2.45
Fourth Quarter	4.65	2.55
2005
First Quarter	$4.60	$2.75
Second Quarter (through April 18, 2005)	3.00	2.61

        On April 18, 2005, the last reported bid price of our common stock on the OTC Bulletin Board was $2.85 per share. As of March 18, 2005, there were approximately 875 beneficial holders of our common stock.

DIVIDEND POLICY

        We have not paid dividends on our common stock and do not presently plan to pay dividends on our common stock for the foreseeable future. We plan to retain all net earnings, if any, to fund the development of our business. Our line of credit limits our ability to pay dividends. Subject to such limitations, our Board of Directors has sole discretion over the declaration and payment of future dividends. The right of our Board of Directors to declare dividends is also subject to the availability of sufficient funds to pay dividends. Any future dividends will depend upon our profitability, financial condition, cash requirements, future prospects, general business condition, the terms of our debt agreements and other factors the Board of Directors believes are relevant.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        You should read the selected consolidated financial data presented below in conjunction with the consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected financial data presented below under the heading "Statement of Operations Data" for the years ended December 28, 2002, January 3, 2004. and January 1, 2005 and the selected financial data presented below under the heading "Balance Sheet Data" as of January 3, 2004 and January 1, 2005 have been derived from our audited financial statements included elsewhere in this prospectus.

        The selected financial data presented below under the heading "Statement of Operations Data" for the years ended December 30, 2000 and December 29, 2001, and the selected financial data presented below under the heading "Balance Sheet Data" as of December 30, 2000 and December 29, 2001 and December 28, 2002 have been derived from our audited financial statements that are not included in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note 2 of "Notes to Financial Statements" for a description of the method used to compute basic and diluted net income (loss) per share applicable to the holders of our common stock.

	Fiscal Year Ended
	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Jan. 3, 2004	Jan. 1, 2005
	(In thousands, except per share data)
Statements of Operations Data:
Revenues:
Retail	$12,379	$22,037	$29,893	$34,805	$41,847
Recycling	8,140	20,506	14,625	8,014	9,414
Byproduct	960	1,267	1,202	790	1,569

Total revenues	21,479	43,810	45,720	43,609	52,830
Cost of revenues	12,558	26,481	29,946	31,730	37,287

Gross profit	8,921	17,329	15,774	11,879	15,543
Selling, general and administrative expenses	6,958	12,580	14,032	13,655	16,646

Operating income (loss)	1,963	4,749	1,742	(1,776)	(1,103)
Other income (expense):
Other income (expense)	385	88	47	(5)	20
Interest income	—	—	—	12	—
Interest expense	(841)	(1,074)	(1,236)	(748)	(777)

Income (loss) before provision (benefit) for income taxes	1,507	3,763	553	(2,517)	(1,860)
Provision (benefit) for income taxes	580	1,117	221	(976)	(546)

Net income (loss)	927	2,646	332	(1,541)	(1,314)

Basic earnings (loss) per common share	$0.41	$1.15	$0.14	$(0.66)	$(0.48)

Diluted earnings (loss) per common share	$0.32	$0.86	$0.11	$(0.66)	$(0.48)

Weighted average number of common shares outstanding:
Basic	2,287	2,291	2,320	2,343	2,722
Diluted	2,889	3,068	3,025	2,343	2,722
Balance Sheet Data:
Working capital	$1,183	$3,188	$5,003	$3,446	$4,600
Total assets	12,651	18,936	20,239	20,833	24,340
Long-term liabilities	4,431	4,348	5,797	5,658	5,521
Shareholders' equity	2,751	5,397	5,737	4,209	6,063

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to our financial statements and with "Selected Financial Information" included elsewhere in this prospectus. This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated by such forward-looking statements.

Overview

        In the following discussion, we refer to the fiscal year ended December 28, 2002 as "2002," the fiscal year ended January 3, 2004 as "2003," the fiscal year ended January 1, 2005 as "2004," and the fiscal year ending December 31, 2005 as "2005."

        We generate revenues from three sources: retail, recycling and byproduct. Retail revenues are sales of appliances (including the free recycling of the customer's existing appliance), warranty and service revenue, and delivery fees. Recycling revenues are fees charged for the disposal of appliances. Byproduct revenues are sales of scrap metal and reclaimed chlorofluorocarbons ("CFCs") generated from processed appliances. We are managed as a unit and do not measure profit or loss separately for our three primary revenue sources. Therefore, we believe that we have one operating segment.

        We expanded our ApplianceSmart operation to twelve stores in 2004 with three additional facilities opening late in the fourth quarter. ApplianceSmart retail outlets opened in St. Paul, Minnesota (the fifth serving the Minneapolis market), in San Antonio, Texas (a new market for ApplianceSmart), and in Atlanta (the second ApplianceSmart store in this market). Our Atlanta facility also serves as a regional distribution center that will supply appliances to our Columbus, San Antonio and Atlanta retail operations. Retail revenues accounted for 79.2% of total revenues in 2004.

        We are actively pursuing opportunities to support energy-efficiency programs run by electric utility companies. During 2004, we began handling a joint appliance recycling program with The United Illuminating Company and The Connecticut Light & Power Company in their service territories. We also were contracted to begin programs starting in January 2005 with Wisconsin Public Power Inc. and Austin Energy in Austin, Texas.

Revenues

        Our total revenues for 2004 were $52,830,000 compared to $43,609,000 in 2003.

        Retail revenues increased to $41,847,000 in 2004 from $34,805,000 in 2003, an increase of 20.2%. Same-store sales for 2004 (a sales comparison of seven stores open the full year in both 2004 and 2003) increased 10%. The increase in retail revenues was due primarily to:

  1.
  Our new-appliance purchases that resulted in an increase of approximately $6,000,000 in sales of new, in-the-box product.

  2.
  Operating one additional store the entire year of 2004 compared to 2003.

        Our retail outlets carry a wide range of new in-the-box and special-buy appliances, which include manufacturer closeouts, factory overruns, floor samples, returned or exchanged items, open carton items, and scratch and dent appliances. All of these appliances are new, not used. Some are in the carton while others are out of the carton.

        We continue to purchase both new in-the-box and special-buy appliances from Whirlpool Corporation (Whirlpool), Maytag Corporation (Maytag), GE Corporation (GE) and Frigidaire. We

have no minimum purchase requirements with any of these manufacturers. We believe purchases from these four manufacturers will provide an adequate supply of high-quality appliances for our retail outlets; however there is a risk that one or more of these sources could be curtailed or lost.

        We operated twelve retail stores at the end of 2004 and nine at the end of 2003. In October 2004, we opened a 36,000-square-foot store in the San Antonio, Texas market. In November 2004, we opened an 88,000 square-foot facility in the Atlanta market. This facility combines a retail store with a regional distribution facility for three of our markets. On December 31, 2004, we opened a 59,000-square-foot store in the Minneapolis/St. Paul market.

        Recycling revenues increased to $9,414,000 in 2004 from $8,014,000 in 2003. The increase was primarily due to larger total recycling volumes from all of our California contracts as well as from units recycled through our new recycling contract in Connecticut. Southern California Edison Company (Edison) accounted for approximately 9% of our total revenues for 2004 and 2003.

        During 2004, we managed recycling operations appliances under three contracts with electric utility companies. We provided services in the territories of:

  1.
  Edison, for their 2004-2005 program.

  2.
  San Diego Gas & Electric Company (SDG&E) for their 2004 program.

  3.
  The United Illuminating Company (UI) and The Connecticut Light & Power Company (CL&P), for a joint program for 2004.

        Currently, each utility is responsible for advertising in its service territory.

        In February 2005, we announced the extensions of the SDG&E contract and the joint contract with UI and CL&P for 2005. In December 2004, we announced that we had entered into agreements with Wisconsin Public Power, Inc. and Austin Energy in Austin, Texas, to begin programs in January 2005. As of March 1, 2005, we operate processing and recycling centers in Minneapolis; Los Angeles; Waterbury, Connecticut; and Austin, Texas. We are also aggressively pursuing new appliance recycling programs in other states.

        During the first eight months of 2003, we recycled appliances in California under an extension of the 2002 Statewide Residential Appliance Recycling Program. Edison administered the program and customers of Edison, Pacific Gas & Electric (PG&E) and SDG&E were eligible to participate. We were responsible for advertising in the PG&E and SDG&E service territories, while Edison was responsible for advertising in the Edison area. During the third quarter of 2003, Edison awarded us a contract for the 2003 Statewide Residential Appliance Recycling Program in Edison's and SDG&E's territories. This contract ended December 31, 2003.

        Byproduct revenues increased to $1,569,000 in 2004 from $790,000 in 2003. The increase was due primarily to:

  1.
  An increase in scrap metal revenues of approximately $650,000.

  2.
  An increase in the volume of CFCs, which was offset by a decrease in the price of CFCs.

        Our total revenues for 2003 were $43,609,000 compared to $45,720,000 in 2002.

        Retail revenues increased to $34,805,000 in 2003 from $29,893,000 in 2002, an increase of 16.4%. Same-store sales for 2003 (a sales comparison of six stores open the full year in both 2003 and 2002) increased 24%.

        The increase in retail revenues was due primarily to an increase of approximately $5,000,000 in sales of new, in-the-box product due to our additional purchases of new product from Maytag, GE and Frigidaire. This increase was offset slightly by a decrease of approximately $500,000 in special-buy sales as a result of closing two stores and the ramping up of two new stores. We purchased special-buy appliances from Whirlpool, Maytag, GE and Frigidaire.

        We operated nine retail stores at the end of 2003 and 2002. In March 2002, we opened a 30,000-square-foot store in the Columbus, Ohio, market. In December 2002, we closed an underperforming store in the Dayton, Ohio, market. In February 2003, we closed a smaller store and opened a 33,000-square-foot store in the Minneapolis/St. Paul market. In March 2003, we closed an underperforming store in the Dayton, Ohio, market. In December 2003, we opened a 30,000-square-foot store in the Atlanta, Georgia, market.

        Recycling revenues decreased to $8,014,000 in 2003 from $14,625,000 in 2002. Approximately $6,500,000 of the decrease was due primarily to an overall decrease in total recycling volumes from all of our California recycling contracts. Edison accounted for approximately 9% of our total revenues for 2003 and 13% for 2002. We recycled appliances in California during the first eight months of 2003 under an extension of the 2002 Statewide Residential Appliance Recycling Program, which Edison administered. Recycling services for this statewide energy-efficiency program included customers of Edison, PG&E and SDG&E. We were responsible for advertising in the PG&E and SDG&E service territories, while Edison was responsible for advertising in the Edison area. During the third quarter of 2003, Edison awarded us a contract for the 2003 Statewide Residential Appliance Recycling Program in the territories served by Edison and SDG&E. This contract ended December 31, 2003.

        In the first quarter of 2002, we recycled appliances for Edison under an extension of Edison's 2001 Residential Appliance Recycling Program. In July 2002, we signed a contract to provide services for California's Statewide Residential Appliance Recycling Program for 2002, which Edison administered. This contract became effective April 1, 2002 and ended December 31, 2002. Recycling services for this statewide program included customers of Edison, PG&E and SDG&E. We were responsible for advertising in the PG&E and SDG&E service territories while Edison was responsible for advertising in the Edison area.

        Byproduct revenues decreased to $790,000 in 2003 from $1,202,000 in 2002. The decrease was due primarily to a decrease in the volume and price of CFCs of approximately $360,000 and a lower volume of scrap metal, offset slightly by an increase in the price of scrap metal.

Gross Profit

        Our overall gross profit increased to 29.4% in 2004 from 27.2% in 2003. The increase was due primarily to:

  1.
  Improved efficiencies because of higher volumes from all our recycling contracts.

  2.
  An increase in gross profit in sales of special-buy appliances.

        Gross profit as a percentage of total revenues for future periods can be affected favorably or unfavorably by numerous factors, including:

  1.
  The mix of retail products we sell.

  2.
  The prices at which we purchase product from the four manufacturers.

  3.
  The volume of appliances we receive through our recycling contracts.

  4.
  The price and volume of byproduct revenues.

        We expect gross profit percentages to remain about the same for future periods.

        Our overall gross profit decreased to 27.2% in 2003 from 34.5% in 2002. The decrease was due primarily to lower recycling revenues and volumes related to the recycling programs, and a decrease in gross profit in sales of special-buy appliances.

Selling, General and Administrative

        Selling, general and administrative expenses were 31.5% of total revenues in 2004 compared to 31.3% in 2003. Selling, general and administrative expenses increased to $16,646,000 in 2004 from $13,655,000 in 2003, a 21.9% increase. Selling expenses increased to $10,795,000 in 2004 from $8,210,000 in 2003. The increase in selling expenses was due primarily to:

  1.
  The expense of operating one additional store overall during 2004.

  2.
  Expenses related to opening two new stores and a combination retail store/warehouse distribution center in the fourth quarter of 2004.

  3.
  An increase in advertising expense of approximately $755,000, which includes two new markets compared to the same period in the previous year.

        General and administrative expenses increased to $5,851,000 in 2004 from $5,445,000 in 2003. The increase was due primarily to an increase in administrative costs as a result of an overall increase in recycling volumes and an increase in the allowance for bad debt and one-time banking charges.

        Selling, general and administrative expenses were 31.3% of total revenues in 2003 compared to 30.7% in 2002. Selling, general and administrative expenses decreased to $13,655,000 in 2003 from $14,032,000 in 2002, a 2.7% decrease. Selling expenses increased to $8,210,000 in 2003 from $8,007,000 in 2002. The increase in selling expenses was due primarily to the expense of opening and operating two new stores during 2003, offset by closing one smaller store and one underperforming store in 2003 compared to 2002. General and administrative expenses decreased to $5,445,000 in 2003 from $6,025,000 in 2002. The decrease was due primarily to lower administration costs as a result of an overall reduction in recycling volumes.

Interest Expense

        Interest expense increased to $777,000 in 2004 from $748,000 in 2003.

        Interest expense decreased to $748,000 in 2003 from $1,236,000 in 2002. The decrease was due to a lower effective rate on outstanding debt in 2003 as compared to 2002. This was a result of refinancing the debt in 2002 on the two company-owned buildings, offset by a minimum interest amount on the line of credit.

Income Taxes and Net Operating Loss Carryforwards

        We recorded a benefit for income taxes of $546,000 for 2004 compared to $976,000 in 2003. The benefit for income taxes for 2004 is due primarily to a tax benefit of $600,000 that was a result of a federal income tax credit for a prior carryback claim and an income tax refund we received during the second quarter that was greater than the estimated income tax receivable that we had recorded offset by an increase in the deferred tax asset valuation allowance.

        We had net operating loss carryovers and credit carryforwards of approximately $8.6 million at January 1, 2005, which may be available to reduce taxable income and therefore income taxes payable in future years. However, future utilization of these loss and credit carryforwards is subject to certain significant limitations under provisions of the Internal Revenue Code. These include limitations subject to Section 382, which relate to a 50 percent change in control over a three-year period, and are further dependent upon our maintaining profitable operations. We believe that the issuance of Common Stock during 1999 resulted in an "ownership change" under Section 382. Accordingly, our ability to use net operating loss carryforwards generated prior to February 1999 may be limited to approximately $56,000 per year, or less than $1 million through 2018.

        As of our 2004 and 2003 year-ends, we had recorded cumulative valuation allowances of $4,445,000 and $3,575,000 against our net deferred tax assets due to the uncertainty of their realization. The realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. In the future, when we believe we can reasonably estimate future operating results and these estimated results reflect taxable income, the amount of deferred tax assets considered reasonable could be adjusted by a reduction in the valuation allowance.

Liquidity and Capital Resources

        At January 1, 2005, we had working capital of $4,132,000 compared to $3,446,000 at January 3, 2004. Cash and cash equivalents increased to $4,362,000 at January 1, 2005 from $1,196,000 at January 3, 2004. Net cash provided by operating activities was $267,000 in 2004 compared to net cash used in operating activities of $2,391,000 in 2003. The cash provided by operating activities was due primarily to an increase in accounts payable and accrued expenses, offset by the net loss. During 2004, accounts payable and accrued expenses increased by $1,691,000 principally due to more purchases of inventory and the timing of accounts payable.

        Net cash used in investing activities was $659,000 in 2004 compared to $558,000 in 2003. The cash used in investing activities in 2004 was primarily related to continued software development of our enterprise-wide software and leasehold improvements related to opening four locations in 2004. The cash used in investing activities in 2003 was primarily related to continued software development and building improvements. We did not have any material purchase commitments for assets as of January 1, 2005.

        Net cash provided by financing activities was $3,558,000 in 2004 compared to $1,343,000 in 2003. The cash provided by financing activities in 2004 was due primarily to a private placement we completed in late December 2004 which provided net proceeds of $3,134,000. The cash provided by financing activities in 2003 was due primarily to increased borrowing under the line of credit.

        As of January 1, 2005, we had an $8 million line of credit with a lender. The interest rate as of January 1, 2005 was 8.20%. The amount of borrowings available under the line of credit is based on a formula using receivables and inventories. Our unused borrowing capacity was $103,000 at January 1, 2005. The line of credit has a stated maturity date of December 31, 2007, if not renewed, and provides that the lender may demand payment in full of the entire outstanding balance of the loan at any time. The line of credit is secured by substantially all our assets and requires minimum monthly interest payments of $37,500, regardless of the outstanding principal balance. The lender is also secured by an inventory repurchase agreement with Whirlpool Corporation for purchases from Whirlpool only. The line requires that we meet certain financial covenants, provides payment penalties for noncompliance and prepayment, limits the amount of other debt we can incur, limits the amount of spending on fixed assets, and limits payments of dividends. At January 1, 2005, we were in violation of the covenant related to reaching a minimum annual level of net income. On March 15, 2005, the lender waived this violation.

        A summary of our contractual cash obligations at January 1, 2005 is as follows:

	Cash payments due by period
Contractual Obligations	Total	2005	2006	2007	2008	2009	2010 and Thereafter
	(in thousands)
Long-term debt, including interest	$8,541	$859	$512	$499	$448	$448	$5,775
Operating leases	$8,042	$2,596	$1,928	$1,561	$1,265	$692	$—
Total contractual cash obligations	$16,583	$3,455	$2,440	$2,060	$1,713	$1,140	$5,775

        As of that date, we also had a commercial commitment as described below:

Other Commercial Commitment	Total Amount Committed	Outstanding at 01/01/05	Date of Expiration
	(in thousands)
Line of credit	$8,000,000	$5,415	December 31, 2007

        We believe that our cash balance, availability under our line of credit and anticipated cash flows from operations will be adequate to fund cash requirements for fiscal 2005.

        We believe, based on the anticipated revenues from our recycling contracts, the anticipated sales per retail store and our anticipated gross profit, that our cash balance, anticipated funds generated from operations and our current line of credit will be sufficient to finance our operations and capital expenditures through December 2005. Our total capital requirements for 2005 will depend upon, among other things as discussed below, the recycling volumes generated from the recycling contracts in 2005 and the number and size of retail stores operating during the fiscal year. Currently, we have five centers and twelve stores in operation. If revenues are lower than anticipated or expenses are higher than anticipated, we may require additional capital to finance operations. Sources of additional financing, if needed in the future, may include further debt financing or the sale of equity (common or preferred stock) or other securities. There can be no assurance that such additional sources of financing will be available on terms satisfactory to us or permitted by our current lender.

Critical Accounting Policies

        Our significant accounting policies are summarized in the footnotes to the financial statements. Some of the most critical policies are also discussed below.

        Revenue recognition:    We recognize revenue from appliance sales in the period the consumer purchases and pays for the appliance. We recognize revenue from appliance recycling when we collect and process a unit. We recognize byproduct revenue upon shipment.

        We defer revenue under certain appliance extended warranty arrangements we service and recognize the revenue over the related terms of the warranty contracts. On extended warranty arrangements that we sell but others service for a fixed portion of the warranty sales price, we recognize revenue for the net amount retained at the time we sell the extended warranty to the consumer.

        We include shipping and handling charges to customers in the revenues. We include shipping and handling costs we incur in cost of revenues.

        Product warranty:    We provide a warranty for the replacement or repair of certain defective units. Our standard warranty policy requires us to repair or replace certain defective units at no cost to our customers. We estimate the costs that may be incurred under our warranty and record a liability reserve in the amount of such costs at the time we recognize product revenue. Factors that affect our warranty liability reserve for covered units include the number of units sold, historical and anticipated rates of warranty claims on these units, and the cost of these claims. We periodically assess the adequacy of our recorded warranty liability reserve and adjust the amount as necessary. We believe the warranty liability reserve of $35,000 is adequate.

        Trade receivables:    We carry trade receivables at original invoice amount less an estimate made for doubtful receivables based on a monthly review of all outstanding amounts. Our management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. We write off trade receivables when we deem them uncollectible. We record recoveries of trade receivables previously written off when they are received. We consider a trade receivable to be past due if any portion of the receivable balance is outstanding for more than 90 days. We believe that our current reserve for doubtful accounts of $102,000 is adequate for any exposure to loss in our January 1, 2005 accounts receivable.

        Inventories:    We state inventories, consisting principally of appliances, at the lower of cost, first-in, first-out (FIFO), or market. We provide estimated reserves for the realizability of our appliance inventories, including adjustments to market, based on various factors including the age of the inventory and our assessment of the need for such allowances. We look at historical inventory agings and margin analysis in determining our reserve estimate. We believe the reserve of $385,000 is adequate.

        Property and equipment:    We compute depreciation using straight-line and accelerated methods over the following estimated useful lives:

Years
Buildings and improvements	18-30
Equipment	3-8

        We did not identify any items that were impaired as of January 1, 2005.

        Income taxes:    Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of our management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

        Stock-based compensation:    We regularly grant options to our employees under various plans as described in Note 8 to the financial statements. As permitted under accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, compensation cost would be recognized for those grants where the exercise price is less than the fair market value of the stock on the date of grant. We recorded no compensation expense for employee grants for the fiscal years 2004, 2003 and 2002 because the market price and exercise price of the grants were the same on the day of grant.

        We also grant options and warrants to non-employees for goods and services and in conjunction with certain agreements. We account for these grants under FASB (Financial Accounting Standards Board) Statement No. 123, Accounting for Stock-Based Compensation, based on the grant date fair values, which requires these grants to be accounted for based on the fair value of the grant.

Recently Issued Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by the SFAS No. 151 require that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recognized as current-period charges and the allocation of fixed production overheads to inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the impact that adoption of SFAS No. 151 will have on our financial position and results of operations.

        In December 2004, FASB published FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)" or the "Statement"). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance. The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

        We will be required to apply FAS 123(R) as of the beginning of our first interim period that begins after June 15, 2005, which will be the third quarter of 2005. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of FAS 123(R). An entity will have the further option to either apply the Statement to only the quarters in the period of adoption and subsequent periods, or apply the Statement to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123.

        We have not yet completed our study of the transition methods or made any decisions about how we will adopt FAS 123(R). However, the pro forma net income effect of using the fair value method for the past three fiscal years is presented in Note 1 to the financial statements. The pro forma compensation costs presented in the table in Note 1 and in our prior filings have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts that should be expected in future years. We have not made any decisions about which option-pricing model is most appropriate for us for future awards.

Market Risk and Impact of Inflation

        We do not believe there is any significant risk related to interest rate fluctuations on the long-term fixed-rate debt. However, there are interest rate risks on the line of credit, since our interest rate floats with prime, and on approximately $3,200,000 in long-term debt entered into in September 2002, since our interest rate is based on the 30-day LIBOR rate. Based on average floating rate borrowings of $8,500,000, a one-percent change in the applicable rate would have caused our interest expense to change by approximately $85,000. Also, we believe that inflation has not had a material impact on the results of operations for each of the fiscal years in the three-year period ended January 1, 2005. However, there can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

BUSINESS

General

        We are a leading retailer and recycler of major appliances. We generate revenues from:

  •
  retail sales of appliances at our ApplianceSmart factory outlets;

  •
  fees charged for collecting and recycling appliances for utilities and other companies; and

  •
  selling materials from the appliances that we collect and recycle, including appliances from our ApplianceSmart factory outlets.

Industry Background

        In the United States, more than 500 million major household appliances are currently in use. These appliances include:

Refrigerators	Washers
Freezers	Dryers
Ranges	Water heaters
Ovens	Air conditioners
Dishwashers	Dehumidifiers
Microwaves	Humidifiers

        Disposing of these appliances can create several problems.

  •
  First, many areas have decreasing landfill capacity and bulky appliances take up valuable space.

  •
  Second, many appliances contain materials that are harmful to the environment. To prevent air, water and ground pollution, these appliances must be processed to remove the hazardous materials before the remainder of the appliance can be disposed of.

  •
  Third, alternatives to landfills that will accept appliances for disposal, such as incinerators, may not have the capability to process the appliances to remove the hazardous substances.

        Most state and local governments have enacted laws affecting how their residents dispose of unwanted appliances. For example, some areas restrict landfills from accepting appliances, some require processing to remove environmentally harmful materials before the appliance is disposed of, and some require advance disposal fees when a consumer purchases a new appliance. As a result, old appliances often cannot be discarded through ordinary solid waste systems.

        Many types of major appliances contain components with substances that damage the environment. These harmful materials include PCBs, mercury and CFCs.

  •
  PCBs (polychlorinated biphenyls) are suspected of causing cancer. Although the EPA banned the production of PCBs in 1979, it allowed manufacturers to use their remaining inventories of PCB-containing components. Consequently, some old refrigerators, freezers and air conditioners that are still in use have capacitors that contain PCBs. If PCBs are released from the capacitors, groundwater contamination can occur.

  •
  Mercury is toxic to humans and can enter the body when a person inhales it, absorbs it through the skin or ingests it. At high temperatures, mercury vaporizes to form extremely poisonous fumes. Freezers and washing machines may have mercury-containing switches in their lids.

  •
  CFCs (chlorofluorocarbons) cause long-term damage to the earth's ozone layer and may contribute to global warming when released into the atmosphere. The federal government requires the recovery of CFC refrigerants upon appliance disposal. Old refrigerators and freezers commonly contain CFCs.

        Appliances may also contain other materials, such as oil, ammonia and sulfur dioxide, that are harmful to the environment.

        In addition to these solid waste management and environmental issues, energy conservation is another motivating factor in appliance disposal. Many electric utility companies sponsor programs to encourage their residential customers to retire energy-inefficient appliances.

        Refrigerators manufactured in the 1960s and early 1970s use up to 1,750 kilowatt-hours of electricity each year. National standards beginning in 1987 require that new refrigerators consume less than half that amount. Utility companies often provide assistance and incentives for consumers to replace their old, inefficient appliances with newer, more efficient models.

        Electric utilities also promote the removal of surplus appliances to customers who operate more than one refrigerator, freezer or room air conditioner. Additional appliances contribute significantly to residential energy use and peak demand.

        The Federal Energy Policy Act of 1992 gave each state the option to deregulate its electric utility industry. Because electric utilities were uncertain about the effect that potential deregulation would have on their business, many scaled back their energy conservation efforts in the mid-1990s. We believe that energy-efficiency programs will remain a long-term component of the electric utility industry, and we have seen a resurgence of interest in utility-sponsored appliance recycling programs in the past few years.

Company Background

        We started our business in 1976 as a used-appliance retailer. We had contracts with national and regional companies that sold new appliances, such as Sears and Montgomery Ward. When their stores sold a new appliance in the Minneapolis/St. Paul, Miami or Atlanta market, we collected the old appliance from the customer's residence. In most cases, our technicians reconditioned the appliance, which we then sold at our own stores. We sold the appliances that were not suitable for sale to scrap metal processors.

        In the late 1980s, stricter environmental regulations began to affect the disposal of unwanted appliances. When we were no longer able to take appliances with hazardous components to the metal processor, we began to develop systems to process the appliances to remove the harmful materials. This allowed us to take the remainder of the appliance to the metal processor for recycling.

        We offered our services for disposing of appliances in an environmentally sound manner to appliance manufacturers and retailers, waste hauling companies, rental property managers, local governments and the public.

Appliance Recycling for Utilities

        In 1989, we added a new customer group when we opened an appliance processing and recycling center in Milwaukee, Wisconsin, to serve a major utility. The concept of appliance recycling as an energy-efficiency measure was successful, and we began to focus our resources on expanding our business with electric utilities. From 1989 to 1994 we opened nine centers that served primarily seventeen utility companies.

        The potential of industry deregulation negatively affected our business with electric utilities in the mid to late 1990s. Utilities decreased their participation in energy-efficiency programs such as the one we offered because of uncertainties about how potential deregulation would affect them.

        When California faced an energy crisis in the late 1990s, the California Public Utilities Commission (CPUC) directed one of our customers, Southern California Edison Company (Edison), to implement a statewide appliance recycling program (Summer Initiative). The Summer Initiative, which began in September 2000, was available to utility customers in the service areas of Pacific Gas & Electric (PG&E), primarily the San Francisco Bay area, and San Diego Gas & Electric (SDG&E). We developed and managed the program advertising, scheduled collection appointments when their customers called, picked up the appliances, and processed and recycled the units. By the third quarter of 2001 when the Summer Initiative ended, we had recycled approximately 36,000 units for the program.

        In June 2001, we began providing services for the Appliance Early Retirement and Recycling Program in California. Utility customers in the San Diego area; a six-county region in California's Central Valley, including the cities of Fresno and Stockton; and the seven-county Bay Area, including San Francisco, were eligible to participate. The program, which ended in August 2002, included refrigerators, freezers and room air conditioners. We were responsible for advertising the program.

        During fiscal year 2003, Edison was our only major electric utility customer. They accounted for approximately 9% of our total revenues or $3.8 million. In September 2003, we signed a contract with Edison to support the 2003 Statewide Residential Appliance Recycling Program in the service territories of Edison and SDG&E. We had been working under an extension of the 2002 contract since January. The 2003 program ran through December 31, 2003.

        In January 2004, we signed a contract with Edison to handle appliance recycling operations in their service territory for 2004 and 2005. In March 2004, we signed a contract with SDG&E to provide service in their territory for 2004. Edison and SDG&E are each responsible for advertising in their respective territories.

        Several other electric utilities awarded us contracts in 2004:

  •
  We were selected to handle a joint appliance recycling program in Connecticut sponsored by The United Illuminating Company and The Connecticut Light & Power Company. The program began in April 2004 and has been extended through 2005. Both of these utilities are responsible for advertising their programs.

  •
  In December 2004, we reached an agreement with Wisconsin Public Power (WPPI) to provide appliance recycling services during 2005. WPPI is a statewide power company owned by 37 municipalities that operate electric utilities. They supply power to 145,000 homes and businesses throughout Wisconsin. WPPI is responsible for advertising this program.

  •
  Also in December 2004, we entered into an agreement with Austin Energy in Texas to manage appliance recycling operations in their service territory during 2005. The City of Austin has granted Austin Energy the option to extend the program annually through 2008. Austin Energy is the nation's tenth largest community-owned electric utility. They serve 360,000 customers within the City of Austin and surrounding counties. To support this program, we opened an appliance recycling facility in Austin. Austin Energy is responsible for advertising this program.

        We are seeing renewed interest from utilities in appliance recycling energy-efficiency programs. We will continue to aggressively pursue that segment of customers in 2005. However, we still have a limited ability to project revenues from utility programs in 2005.

Retail Sales; Reverse Logistics Programs

        When electric utilities began to scale back or discontinue their programs with us in the mid-1990s, we increased our marketing to appliance manufacturers and retailers, waste haulers and property management companies. We also focused on strengthening our sales of used appliances. In 1995, we began operating our own chain of stores, Encore Recycled Appliances®. We changed the name of our retail stores to ApplianceSmart® in 1998.

        One of the markets we have developed is in providing reverse logistics services for appliance manufacturers and retailers. Reverse logistics involves managing product that falls outside a company's normal channels of distribution.

        All of these appliances are new, not used. Some are in the carton while others are out of the carton. In the appliance industry, these "special buy" appliances, units that require a different method of management, include:

  •
  Closeouts

  •
  Floor samples

  •
  Returned or exchanged items

  •
  Factory overruns

  •
  Scratch and dent

  •
  Open carton

        For example, a manufacturer redesigns a current model to include a few updated features and then assigns a new model number. Because the manufacturer ships only the latest models to retailers, a large quantity of the older model remains in the manufacturer's inventory.

        For many years, manufacturers relied on small appliance dealers to buy this product to sell in their stores. However, today these small retailers are struggling to compete with large appliance chains (the top 10 retailers control 80 percent of the appliance sales market). At the same time, the expansion of big-box retailers that sell appliances has created a dramatic increase in the number of special-buy units, further straining the traditional outlet system for distressed appliances.

        However, because these special-buy appliances have value, manufacturers and retailers need an efficient system to manage these appliances to recover their worth.

        In the late 1990s, we began to design reverse logistics programs for major appliance manufacturers. In 1997, we began providing reverse logistics services for Whirlpool Corporation, the nation's largest manufacturer of major household appliances. That pilot program led to a 1998 contract that allowed us to purchase special-buy appliances from Whirlpool's distribution centers in the Midwest and some western states.

        We began selling these special-buy appliances at our network of ApplianceSmart factory outlets. With an increased supply of product, we started to focus on opening larger stores to offer consumers a wider product selection. We also began to close our smaller stores and decided not to expand our used appliance business.

        In late 1998, we scaled back our agreement with Whirlpool and reduced our purchases to be in line with our financial resources. At that time, our purchases were mainly from Whirlpool's Ohio distribution center. As we have expanded our ApplianceSmart network over the past few years, we have begun to purchase merchandise from all Whirlpool distribution centers.

        Key components of our current agreement with Whirlpool, which became effective in 2004, include:

  •
  There are no guarantees for the number or type of appliances that we will be able to purchase;

  •
  The agreement may be terminated by either party with thirty days' prior written notice; and

  •
  We have agreed to indemnify Whirlpool for certain claims, allegations or losses concerning the Whirlpool appliances we sell.

        In October 2001, we entered into an agreement with Maytag Corporation to purchase special-buy appliances. Under the Maytag agreement:

  •
  We have no minimum purchase requirements;

  •
  The agreement may be terminated by either party with 60 days' written notice;

  •
  The agreement may be terminated immediately if a default is not cured within ten (10) days after notification of the default; and

  •
  We have agreed to indemnify Maytag for all claims, losses, liability and expenses with respect to Maytag appliances we sell.

        In December 2001, we began carrying a full line of Frigidaire appliances at all ApplianceSmart factory outlets.

        In January 2003, we entered into a contract with GE Consumer Products to purchase and sell special-buy GE appliances.

        In addition to our reverse logistics contracts, we are also an authorized dealer of new product for these four manufacturers.

        Although there are no guarantees on the number of units that any of the manufacturers will sell us, we believe that purchases from these four manufacturers will provide an adequate supply of high-quality appliances for our ApplianceSmart outlets.

        During the second quarter of 2003, we became a majority (60%) owner in North America Appliance Company LLC (NAACO). NAACO began operations in June 2003 as a retailer of special-buy appliances in McAllen, Texas.

Growth Strategy

        Larger factory outlet facilities offer consumers a wider selection of appliances than smaller stores and are more efficient for us to operate. For these reasons, we intend to continue to focus our retail sales operations on these larger facilities. We also expect to open new stores principally in markets in which we currently have operations, for additional operational and marketing efficiencies of scale. We presently plan to open up to three additional stores in 2005 and four in 2006.

        We are also actively pursuing opportunities to support energy-efficiency programs run by electric utility companies. We have seen a renewed interest from these companies in these programs. During 2004 we secured several contracts with utility companies to provide appliance recycling services for their customers.

Customers and Source of Supply

        We offer reverse logistics services to manufacturers and retailers that need an efficient way to manage appliances that fall outside normal distribution and sales channels. We also provide services for electric utility companies that offer their customers appliance recycling programs as an energy conservation measure.

        Over the years, we have also recycled appliances for waste haulers, vending machine companies and residential property managers.

        Retailers of New Appliances:    We began our business by offering services to Sears, Montgomery Ward and other retailers of new appliances. When a consumer purchased a new appliance, we collected the replaced appliance from the customer's home or the retailer's facility. These appliances were our source of supply for our used appliance business. Because we no longer sell used appliances, we are phasing out this branch of our operations.

        However, we continue to work with new-appliance retailers to manage units that customers have returned and other appliances that the retailer cannot sell as new in-the-carton product.

        Appliance Manufacturers:    We now work with appliance manufacturers, including Whirlpool, Maytag, Frigidaire and GE, to acquire the product we sell at our ApplianceSmart retail stores. We purchase special-buy appliances, such as discontinued models and factory-overruns, and sell the product at a significant discount to full retail prices. In addition, our participation in a national buying cooperative enables us to purchase new in-the-carton appliances to fill out our mix of product.

        Although we believe that our current sources for appliances are adequate to supply our retail stores and allow us to grow our sales, we face the risk that one or more of these sources could be lost.

        Other Customers:    We have provided collection and recycling services for waste haulers, vending machine companies, property managers and the general public for specified fees. However, we are phasing out this aspect of our business to focus on reverse logistics, energy conservation programs and retail sales.

        Electric Utility Companies:    We contract with utility companies to provide a full range of appliance recycling services to support their energy conservation programs. The contracts usually have terms of one to four years, with provisions for renewal at the option of the utility. Under some contracts, we manage all aspects of the utility's appliance recycling program. Under other contracts, we provide only specified services, such as collection and recycling.

        Our pricing is on a per-appliance basis and depends upon several factors, including:

  •
  the total number of appliances processed;

  •
  the length of the contract term; and

  •
  the specific services the utility selects us to provide.

        Our contracts with electric utility customers prohibit us from repairing and selling appliances we receive through their programs. Because the intent of the program is to conserve electricity, we need to assure that those appliances do not return to use.

        Currently, we have contracts with the following utilities to handle recycling operations in their service territories for 2005:

  •
  Southern California Edison

  •
  San Diego Gas & Electric

  •
  United Illuminating

  •
  Connecticut Light & Power

  •
  Austin Energy

  •
  Wisconsin Public Power

  •
  Several small municipal utilities

Company Operations

        We provide a full range of reverse logistics, energy-efficiency and appliance recycling services. We purchase major appliances primarily from appliance manufacturers and retailers for our retail operations. We provide services for electric utility companies to collect and recycle appliances turned in through their energy-efficiency programs.

        Many of the appliances that we receive from manufacturers are still in the factory carton and are ready to sell. Other appliances may need repair or cosmetic work before we send them to our ApplianceSmart retail outlets. Every appliance we sell is under warranty and carries a 100 percent money-back guarantee. We also offer extended warranties, delivery, factory-trained technician service and recycling of the customer's old appliance.

        Some of the appliances we receive must be recycled. These include appliances from manufacturers that do not meet our quality standards for sale at ApplianceSmart, and appliances collected through utility customers' energy conservation programs. We process and recycle these units using environmentally sound systems and techniques.

        Our company-trained technicians first inspect and categorize each appliance to identify the types of hazardous materials it contains. We then process the appliances to remove and manage the environmentally hazardous substances according to all federal, state and local regulations. We deliver the processed appliances to local scrap processing facilities, where they shred and recycle the metals.

        Although the potential of industry deregulation negatively affected our business with electric utilities in the middle to late 1990s, we are seeing renewed interest in appliance recycling energy-efficiency programs. We received four new contracts with utilities in 2004 and enter 2005 serving six programs. We are aggressively pursuing utility customers, but still have a limited ability to project revenues from utility programs in 2005.

        Since 2003, we have focused on a carefully managed growth plan to strengthen our retail operations. We will continue to open showroom outlet stores in heavily trafficked, conveniently located retail malls. In addition, we will continue to seek additional sources of product for our retail stores. We believe that the growth of our retail business in the near future will likely occur through opening new ApplianceSmart outlets in our existing markets.

Principal Products and Services

        We generate revenues from three sources: retailing, recycling and byproduct. The table below reflects the percentage of total revenues from each source. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Revenues:	2004	2003	2002
Retail	79.2%	79.8%	65.4%
Recycling	17.8%	18.4%	32.0%
Byproduct	3.0%	1.8%	2.6%

	100.0%	100.0%	100.0%

        Although we have two main sources of revenues, we believe that we have only one operating segment. That is, even though certain separate financial information by retail store or retail store and recycling center is available to us, we are managed as a single unit. Specifically, we do not measure profit or loss or maintain asset information separately for our revenue sources. Recycling and byproduct revenues are the result of both retail revenues and recycling contracts. Retail includes the free removal and recycling of the customer's existing appliance. Recycling includes the recycling of appliances through a contract or agreement.

Sales and Marketing

        We use a variety of methods to promote awareness of our products and services. We believe that we are recognized as a leader in appliance retailing through reverse logistics and also in the recycling industry.

        Our ApplianceSmart outlet store concept includes establishing large factory showrooms in metropolitan locations. We aim to offer consumers a selection of hundreds, even thousands, of appliances at each of our stores. Our visual branding consists of ample display of manufacturers' signage, along with custom-designed ApplianceSmart materials in red, white and blue. In every market, we advertise our stores through print media, including newspapers and yellow pages ads. In addition, in some markets we rely heavily upon television and radio spots. Through www.ApplianceSmart.com, consumers can also learn more about us on the Internet.

Facilities

        Our executive offices are located in Minneapolis, Minnesota, in a Company-owned facility that includes approximately 11 acres of land. The building contains approximately 122,000 square feet, including 27,000 square feet of office space, 71,000 square feet of operations and processing space, and 24,000 square feet of retail space as identified below (under "Minneapolis, MN, 1998"). We also own and use a building in Compton, California with 6,000 square feet of office space, 30,000 square feet of warehouse and processing space, and 10,000 square feet of retail space as identified below (under "Los Angeles, CA").

        We currently operate twelve retail stores in the following locations:

Market	Date	Size (Sq. Ft.)
Minneapolis, MN	1998	24,000
	Jan. 2001	24,000
	Oct. 2001	49,000
	Feb. 2003	33,000
	Jan. 2005	30,000	(also has 29,000 sq. ft. of warehouse space)
Los Angeles, CA	1998	5,000
Columbus, OH	1997	20,000
	May 2001	32,000
	Mar. 2002	30,000
Atlanta, GA	Dec. 2003	30,000
	Nov. 2004	30,000	(also has 58,000 sq. ft. of production and distribution/warehouse space)
San Antonio, TX	Oct. 2004	36,000

        We own the facilities in which the two stores which opened in 1998 (Minneapolis and Los Angeles) are located. We also operate processing and recycling centers in these two facilities. All of our other retail stores are located in leased facilities; we generally attempt to negotiate lease terms of two to five years for our retail stores.

        We operate four processing and recycling centers. Two are located in the facilities that we own in Minneapolis and Los Angeles. The other two are in leased facilities in Waterbury, Connecticut and Austin, Texas. Our recycling centers typically range in size from 25,000 to 40,000 square feet.

        All of the facilities that we own currently secure loans that we have outstanding.

Seasonality

        We experience some seasonality in retail revenues with revenues in the second and third calendar quarters being slightly higher than revenues in the first and fourth calendar quarters.

        In multi-year programs, electric utility companies that contract with us for service typically roll out their programs towards the end of the first calendar quarter. Promotional activities are strong during the second and third calendar quarters, leading to higher customer demand for services during that time period. As a result, we experience a surge in business during the second and third calendar quarters which declines through the fourth and first calendar quarters until advertising activities are resumed.

Competition

        Our retail competition comes mainly from new-appliance and other special-buy retailers. Each ApplianceSmart outlet competes with local and national chains of new-appliance dealers. Many of these retailers have been in business longer than we have and may have significantly greater assets. We also compete with numerous independently owned retailers of new and special-buy appliances.

        Many factors, including existing and proposed governmental regulation, affect competition in the appliance recycling industry. We generally compete for contracts with two or three companies based in the program's service territory. Often, these companies are not able to offer the full range of services that we provide.

        We expect our primary competition for appliance recycling contracts with existing or new customers to come from a variety of sources, including:

  •
  Entrepreneurs entering the appliance recycling business

  •
  Energy management consultants

  •
  Existing recycling companies

  •
  Major waste hauling companies

  •
  Scrap metal processors

        In addition, utility companies and other customers may operate appliance recycling programs internally rather than contracting with outside vendors. We have no assurance that we will be able to compete profitably in any of our chosen markets.

Government Regulation

        Federal, state and local governments regulate appliance collection, recycling and sales activities. While some requirements apply nationwide, others vary by market.

        The many laws and regulations that affect appliance recycling include landfill disposal restrictions, hazardous waste management requirements and air quality standards. Each of our recycling facilities maintains the appropriate registrations, permits and licenses for its location.

        The 1990 Amendments to the Clean Air Act prohibit the venting of CFC and CFC-substitute refrigerants while servicing or disposing of appliances. At all our recycling centers, we use our own company-designed equipment to recover these refrigerants before recycling the units.

        We register our recycling centers as hazardous waste generators with the EPA. We also obtain all appropriate regional and local licenses for managing hazardous wastes. Licensed hazardous waste companies transport and recycle or dispose of the hazardous materials we generate.

        Our retail stores obtain all required business licenses, sales tax licenses and any other licenses for the locations that we are in. All of our vehicles used for delivery of appliances from our retail stores and used for collection of appliances per a contract or agreement comply with all the local DOT licensing requirements.

        In 1992, Congress adopted the Energy Policy Act of 1992 to encourage energy efficiency. This act establishes, among other things:

  •
  Mandatory energy performance standards for new major household appliances

  •
  The option for individual states to deregulate their energy providers, including electric utilities

        We are unsure of the ultimate impact of potential deregulation on the electric utility industry. Consequently, we are unable to assure you that all our current operations could continue in a deregulated environment.

        Although we believe that further governmental regulation of the appliance recycling industry could have a positive effect on us, we cannot foretell the direction of future legislation. Under some circumstances, for example, further regulation could materially increase our operational costs. In addition, under some circumstances we may subject to contingent liabilities because we handle hazardous materials.

Employees

        At March 1, 2005, we had 300 full-time employees. The following is a breakdown of the approximate distribution of our employees:

  •
  46% of our employees provide appliance collection, transportation and processing services at our recycling centers;

  •
  36% work in retail sales; and

  •
  18% are in administration and management.

        Our employees have never caused our operations to be disrupted by a work stoppage, and we believe that our employee relations are good.

Legal Proceedings

        In December 2004, we filed suit in the U.S. District Court for the Central District of California alleging that JACO Environmental, Inc. and a former consultant of the Company fraudulently obtained a patent (U.S. Patent No. 6,732,416) in May 2004 covering appliance recycling methods and systems originally developed by us beginning in 1987 and used in serving more than 40 electric utility appliance recycling programs since that time. We are seeking a declaratory judgment that the JACO patent is invalid and unenforceable, since it is almost entirely based on methods and processes developed and used by us. We are also asking the court for unspecified damages related to charges that JACO, in using a fraudulently based patent, has engaged in unfair competition under federal and California statutes, false and misleading advertising under California statutes, and interference with our prospective customer relationships. The defendants have answered our complaint denying liability. We expect recycling operations to continue without interruption during the period of litigation, but if the court were to issue rulings in favor of the defendants, this could change. Moreover, failure to win this lawsuit could have a long-term material adverse effect on our recycling operations. In addition, we may incur substantial costs in pursuing this litigation, which could have an adverse effect on our results of operations.

Fire Loss; Insurance Claim

        During the second quarter of 2003, we became a majority (60%) owner in North America Appliance Company LLC (NAACO). NAACO commenced operations in June 2003 as a retailer of special-buy appliances in McAllen, Texas. In April 2004, a fire destroyed the building in which NAACO had recently leased space. NAACO and we have determined the losses and have submitted to the insurance company approximately $170,000 of claims for items and inventory destroyed in the fire and for business interruption income. During the third quarter ended October 2, 2004, we recognized income of approximately $70,000 from the insurance claim. This income amount is comprised of previously expensed point-of-sale items destroyed in the fire and other related expenses of which $35,000 is included in operating income and the remaining $35,000 is included in other income as it relates to items expensed in the prior year. The remainder of the insurance claim is for the net book value of inventory and fixed assets destroyed in the fire. Currently, NAACO has found another location in the same area and is continuing to sell special-buy appliances. Because NAACO has a net shareholders' deficit, no minority interest has been recognized on our consolidated balance sheet and 100% of NAACO's operations are included in our results of operations.

SELLING SECURITIES HOLDERS

        The shares of common stock covered by this prospectus are 1,682,000 shares of our common stock that we previously issued to the selling shareholders in private transactions. The 1,682,000 shares covered by this prospectus represent approximately 40.4% of our outstanding shares of common stock as of March 18, 2005.

        The following table sets forth the aggregate number of shares of common stock beneficially owned by the selling shareholders as of March 18, 2005, as adjusted to reflect the sale of the common stock under this prospectus, and the percentage of all shares of common stock held by such selling shareholders prior to and after giving effect to the sale of such shares based on 4,161,277 shares of common stock outstanding as of March 18, 2005. Except as described in this prospectus, the selling shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. We considered the following factors and made the following assumptions regarding the table:

  •
  beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 (Exchange Act) and generally includes voting or investment power with respect to securities and includes any securities that grant the selling shareholder the right to acquire common stock within 60 days of March 18, 2005; and

  •
  the selling shareholders may sell all of the securities offered by this prospectus under certain circumstances.

        Notwithstanding these assumptions, the selling shareholders may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of common stock that the selling shareholders will sell under this prospectus.

        Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment control with respect to all shares of our common stock shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock To be Beneficially Owned After Offering
Name of Selling Shareholder(1)
	Number	Percentage	Number	Number	Percentage
Daniel B. and Linda O. Ahlberg	15,000	**	15,000	—	—
Larry P. Arnold	100,000	2.4%	100,000	—	—
BC Capital Investors, LLC(2)	50,000	1.2%	50,000	—	—
Walter William Bednarczyk	270,000	6.5%	270,000	—	—
Elizabeth Maze Bishop	50,000	1.2%	50,000	—	—
Marlin Wandell Broberg	25,000	**	25,000	—	—
Devron H. Char	10,000	**	10,000	—	—
Ellis Family Limited Partnership(3)	20,000	**	20,000	—	—
Dennis D. Gonyea	15,000	**	15,000	—	—
Itasca Capital Partners LLC(4)	25,000	**	25,000	—	—
Dan Lastavich	15,000	**	15,000	—	—
MB Partnership(5)	10,000	**	10,000	—	—
Medallion Capital, Inc.	632,000	15.3%	532,000	100,000	2.4%
David H. Potter	15,000	**	15,000	—	—
John F. Rooney	10,000	**	10,000	—	—
Dennis L. Senneseth	75,000	**	75,000	—	—
Triangle Recreation(6)	15,000	**	5,000	10,000	**
Turn of the Tide(7)	367,000	8.9%	300,000	67,000	1.6%

Twin City Carpenters Pension Plan(8)	140,000	3.4%	40,000	100,000	2.4%
Vinco, Inc.(9)	75,000	1.8%	75,000	—	—
Richard Zentgraf and Colleen Kotrba	25,000	**	25,000	—	—

**
Less than one percent.

(1)
The term "selling shareholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. Based on the information we have received from each known holder of the securities, no selling shareholder is an affiliate of any registered broker-dealer.

(2)
Ryan Butz and William Corneliuson are the principal managing members of BC Capital Investors LLC and in such capacity exercise voting and investment authority over the shares held by this selling shareholder. Mr. Butz and Mr. Corneliuson disclaim beneficial ownership of such shares.

(3)
Perkins Capital Management, Inc. exercises investment authority over the shares held by the Ellis Family Limited Partnership. Perkins Capital Management, Inc. disclaims beneficial ownership of such shares.

(4)
Michael S. Wallace is the principal managing member of Itasca Capital Partners LLC and in such capacity exercises voting and investment authority over the shares held by this selling shareholder. Mr. Wallace disclaims beneficial ownership of such shares.

(5)
Perkins Capital Management, Inc. exercises investment authority over the shares held by MB Partnership. Perkins Capital Management, Inc. disclaims beneficial ownership of such shares.

(6)
John G. Gay is a general partner of Triangle Recreation and in such capacity exercises voting and investment authority over the shares held by this selling shareholder.

(7)
William J. Nasgovitz is the principal shareholder of Heartland Holdings, Inc., the parent of Heartland Value Manager, LLC, the general partner of Turn of the Tide. In such capacity, Mr. Nasgovitz exercises voting and investment authority over the shares held by this selling shareholder. Heartland Advisors, Inc. also exercises voting and investment authority over such shares. Mr. Nasgovitz, Heartland Holdings, Inc., Heartland Value Manager, LLC, and Heartland Advisors, Inc. disclaim beneficial ownership of such shares.

(8)
Perkins Capital Management, Inc. exercises voting and investment authority over the shares held by the Twin City Carpenters Pension Plan. Perkins Capital Management, Inc. disclaims beneficial ownership of such shares.

(9)
Steve Anderson is an officer and shareholder of Vinco, Inc. and in such capacity exercises voting and investment authority over the shares held by this selling shareholder.

DESCRIPTION OF CAPITAL STOCK

        We are authorized by our articles of incorporation to issue an aggregate of 12,000,000 shares of capital stock, of which 10,000,000 shares are common stock, without par value and 2,000,000 shares are preferred stock, without par value. A description of the material terms and provisions of our articles of incorporation and bylaws affecting the rights of the common stock is set forth below.

Common Stock

        We are registering shares of our common stock hereunder. Our common stock is listed on the OTC Bulletin Board under the trading symbol "ARCI."

        As of March 18, 2005, there were 4,161,277 shares of our common stock outstanding and approximately 875 beneficial holders of our common stock. All outstanding shares of our common stock are legally issued, fully paid and nonassessable. Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which shareholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all of our directors. The holders of our common stock are entitled to dividends in amounts and at times as may be declared by our board of directors out of funds legally available, subject to the preferential rights of the holders of any shares of our preferred stock. Upon our liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to shareholders after payment of any liquidation preferences to holders of preferred stock that we may issue in the future. Holders of our common stock have no redemption, conversion or preemptive rights.

Preferred Stock

        As of March 18, 2005, there were no shares of our preferred stock outstanding and we had no plans to authorize or issue any of our preferred stock. Our articles of incorporation permit us to issue up to 2,000,000 shares of preferred stock without shareholder approval, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our articles of incorporation authorize our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without shareholder approval, may issue preferred stock with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have certain anti-takeover effects. The ability of the board of directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring or preventing a change in control of our company or the removal of existing management.

Outstanding Stock Options and Warrants

        We have reserved an aggregate of 600,000 shares of common stock for issuance under our 1997 Stock Option Plan (the "1997 Plan"). At March 18, 2005, options for 319,000 shares were outstanding under the 1997 Plan, 42,000 shares had been issued pursuant to the exercise of stock options, and 257,000 shares were available for future grants under the 1997 Plan. In addition, at that date stock options for an aggregate of 7,500 shares were outstanding under our restated 1989 Stock Option Plan. No further shares may be granted under the 1989 Plan. We also have warrants outstanding for the purchase of an aggregate of 5,000 shares of common stock, which we granted in connection with prior business consulting services.

Transfer Agent and Registrar

        Wells Fargo Bank, N.A., South St. Paul, Minnesota, is the transfer agent and registrar for our common stock.

Minnesota State Law Provisions with Potential Anti-Takeover Effect

        Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.

        Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

        Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

Indemnification of Certain Persons

        Minnesota law and our bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, the Company maintains directors' and officers' liability insurance in the amount of $3.0 million per occurrence.

Limitations of Director Liability

        Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, and liability based on violation of state securities laws. If the Minnesota Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Minnesota Business Corporation Act, as so amended. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

PLAN OF DISTRIBUTION

        This prospectus covers 1,682,000 shares of our common stock. All of the shares offered are being sold by the selling shareholders. We will not realize any proceeds from the sale of the shares by the selling shareholders.

        The selling shareholders and any of their pledgees, assignees or other successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  privately negotiated transactions;

  •
  settlement of short sales entered into after the date of this prospectus;

  •
  agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  a combination of any such methods of sale; or

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

        In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

        We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        Because selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling shareholders.

        We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

        Robins, Kaplan, Miller & Ciresi L.L.P., Minneapolis, Minnesota, will pass upon the validity of the shares of common stock offered by this prospectus and other legal matters for us.

EXPERTS

        McGladrey and Pullen, LLP, an independent registered accounting firm, has audited our financial statements as of January 3, 2004 and January 1, 2005 and for each of the three years in the period ended January 1, 2005, as set forth in their reports. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on McGladrey and Pullen, LLP's reports, given their authority as experts in accounting and auditing.

CHANGE IN CERTIFYING ACCOUNTANT

        On April 1, 2005, the Audit Committee of our Board of Directors dismissed McGladrey & Pullen, LLP ("McGladrey") as our independent registered public accounting firm, effective immediately.

        The reports of McGladrey on our financial statements for the fiscal years ended January 1, 2005 and January 3, 2004 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and through the effective date of McGladrey's dismissal, there were no disagreements between us and McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of McGladrey, would have caused McGladrey to make reference thereto in its report on the financial statements for such fiscal years. During the period described in the preceding sentence, there have been no "reportable events," as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

        On April 1, the Audit Committee appointed Virchow Krause & Company LLP ("Virchow Krause") as our independent registered public accounting firm for the fiscal year ending December 31, 2005, effective immediately. During our two most recent fiscal years and through the engagement of Virchow Krause as our accountant on April 1, 2005, neither we nor anyone on our behalf had consulted with Virchow Krause with respect to the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our financial statements, or any of the matters or reportable events set forth in Item 304(a)(2)(ii) of Regulation S-K.

        We provided McGladrey with a copy of this disclosure and requested that McGladrey furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of McGladrey's letter, dated April 7, 2005, was filed as Exhibit 16.1 to our Current Report on Form 8-K filed April 7, 2005.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-2 with the SEC for the stock to be sold under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits identified in the registration statement for copies of the actual contract, agreement or other document.

        We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

        The SEC allows us to "incorporate by reference" into this prospectus information we have filed with it. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the document listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than current reports on Form 8-K containing Regulation FD disclosure furnished under either Item 2.02 or Item 7.01 including any exhibits relating to information furnished under either Item 2.02 or Item 7.01 of Form 8-K) until we have sold all of the securities we have registered:

  •
  our Annual Report on Form 10-K for the fiscal year ended January 1, 2005;

  •
  our Proxy Statement for our 2005 Annual Meeting of Shareholders to be held on May 5, 2005; and

  •
  our Current Reports on Form 8-K, filed January 5, 2005 and April 7, 2005.

        You may request a copy of this filing, at no cost, by writing or telephoning us at the following address:

Appliance Recycling Centers of America, Inc.
Attention: Linda Koenig, Chief Financial Officer
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517
(952) 930-9000

        You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Appliance Recycling Centers of America, Inc. and Subsidiaries
Minneapolis, Minnesota

        We have audited the accompanying consolidated balance sheets of Appliance Recycling Centers of America, Inc. and Subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 1, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Appliance Recycling Centers of America, Inc. and Subsidiaries as of January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
February 18, 2005, except for Note 3 as to which the date is March 15, 2005

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	January 1, 2005	January 3, 2004
ASSETS (Note 3)
Current Assets
Cash	$4,362,000	$1,196,000
Accounts receivable, net of allowance of $102,000 and $117,000, respectively (Note 9)	2,034,000	1,887,000
Inventories, net of reserves of $385,000 and $324,000, respectively	10,154,000	9,338,000
Refundable income taxes	—	904,000
Deferred income taxes (Note 7)	468,000	566,000
Other current assets	338,000	521,000

Total current assets	17,356,000	14,412,000

Property and Equipment, at cost (Notes 2 and 4)
Land	2,050,000	2,050,000
Buildings and improvements	4,338,000	4,090,000
Equipment	5,928,000	5,359,000

	12,316,000	11,499,000
Less accumulated depreciation	5,982,000	5,321,000

Net property and equipment	6,334,000	6,178,000

Other Assets	300,000	243,000
Restricted Cash	350,000	—

Total assets	$24,340,000	$20,833,000

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Line of credit (Note 3)	$5,415,000	$5,089,000
Current maturities of long-term obligations	615,000	240,000
Accounts payable	3,889,000	2,958,000
Accrued expenses (Note 5)	2,779,000	2,019,000
Income taxes payable	58,000	660,000

Total current liabilities	12,756,000	10,966,000
Long-Term Obligations, less current maturities (Note 4)	5,053,000	5,209,000
Deferred Income Tax Liabilities (Note 7)	468,000	449,000

Total liabilities	18,277,000	16,624,000

Commitments and Contingencies (Note 6)
Shareholders' Equity (Note 8)
Common Stock, no par value; authorized 10,000,000 shares; issued and outstanding 4,136,000 and 2,364,000 shares, respectively	14,549,000	11,381,000
Accumulated deficit	(8,486,000)	(7,172,000)

Total shareholders' equity	6,063,000	4,209,000

Total liabilities and shareholders' equity	$24,340,000	$20,833,000

See Notes to Consolidated Financial Statements.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	For the fiscal year ended
	January 1, 2005	January 3, 2004	December 28, 2002
Revenues (Note 9)
Retail	$41,847,000	$34,805,000	$29,893,000
Recycling	9,414,000	8,014,000	14,625,000
Byproduct	1,569,000	790,000	1,202,000

Total revenues	52,830,000	43,609,000	45,720,000
Cost of Revenues (Note 9)	37,287,000	31,730,000	29,946,000

Gross profit	15,543,000	11,879,000	15,774,000
Selling, General and Administrative Expenses (Note 2)	16,646,000	13,655,000	14,032,000

Operating income (loss)	(1,103,000)	(1,776,000)	1,742,000
Other Income (Expense)
Other income (expense)	20,000	(5,000)	47,000
Interest income	—	12,000	—
Interest expense	(777,000)	(748,000)	(1,236,000)

Income (loss) before provision for (benefit of) income taxes	(1,860,000)	(2,517,000)	553,000
Provision for (Benefit of) Income Taxes (Note 7)	(546,000)	(976,000)	221,000

Net income (loss)	$(1,314,000)	$(1,541,000)	$332,000

Basic Earnings (Loss) per Common Share	$(0.48)	$(0.66)	$0.14

Diluted Earnings (Loss) per Common Share	$(0.48)	$(0.66)	$0.11

Weighted Average Number of Common Shares Outstanding:
Basic	2,722,000	2,343,000	2,320,000

Diluted	2,722,000	2,343,000	3,025,000

See Notes to Consolidated Financial Statements.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock	Accumulated Deficit	Total
Balance, December 29, 2001	$11,360,000	$(5,963,000)	$5,397,000
Exercise of stock options (Note 8)	8,000	—	8,000
Net income	—	332,000	332,000

Balance, December 28, 2002	11,368,000	(5,631,000)	5,737,000
Exercise of warrants (Note 8)	13,000	—	13,000
Net loss	—	(1,541,000)	(1,541,000)

Balance, January 3, 2004	11,381,000	(7,172,000)	4,209,000
Exercise of stock options (Note 8)	16,000	—	16,000
Exercise of warrants (Note 8)	18,000	—	18,000
Issuance of Common Stock, net of offering costs of $316,000 (Note 8)	3,134,000	—	3,134,000
Net loss	—	(1,314,000)	(1,314,000)

Balance, January 1, 2005	$14,549,000	$(8,486,000)	$6,063,000

See Notes to Consolidated Financial Statements.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the fiscal year ended
	January 1, 2005	January 3, 2004	December 28, 2002
Cash Flows from Operating Activities
Net income (loss)	$(1,314,000)	$(1,541,000)	$332,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	658,000	611,000	507,000
Write-off of deferred financing fees and debt discount	—	—	258,000
Loss on sale of property and equipment	—	5,000	7,000
Accretion of long-term debt discount	—	—	46,000
Deferred income taxes	117,000	—	391,000
Change in assets and liabilities:
Receivables	(147,000)	(758,000)	3,246,000
Inventories	(816,000)	(1,022,000)	(1,568,000)
Other assets	(224,000)	(11,000)	(238,000)
Accounts payable and accrued expenses	1,691,000	775,000	877,000
Income taxes refundable or payable	302,000	(450,000)	(551,000)

Net cash provided by (used in) operating activities	267,000	(2,391,000)	3,307,000

Cash Flows from Investing Activities
Purchases of property and equipment	(659,000)	(558,000)	(598,000)
Proceeds from disposals of property and equipment	—	—	100,000

Net cash used in investing activities	(659,000)	(558,000)	(498,000)

Cash Flows from Financing Activities
Net borrowings (payments) under line of credit	326,000	1,574,000	(1,193,000)
Payments on long-term obligations	(236,000)	(244,000)	(4,648,000)
Proceeds from long-term obligations	—	—	5,470,000
Proceeds from short-term obligations	300,000	—	—
Payments of deferred financing fees	—	—	(150,000)
Net proceeds from issuance of Common Stock	3,168,000	13,000	8,000

Net cash provided by (used in) financing activities	3,558,000	1,343,000	(513,000)

Increase (decrease) in cash and cash equivalents	3,166,000	(1,606,000)	2,296,000
Cash and Cash Equivalents
Beginning	1,196,000	2,802,000	506,000

Ending	$4,362,000	$1,196,000	$2,802,000

Supplemental Disclosures of Cash Flow Information
Cash payments (receipts) relative to:
Interest	$777,000	$748,000	$1,056,000
Income taxes, net	(967,000)	(527,000)	439,000

Equipment acquired under capital lease	$155,000	$10,000	$—

See Notes to Consolidated Financial Statements.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

        Nature of business:    Appliance Recycling Centers of America, Inc. and our subsidiaries are in the business of providing reverse logistics, energy conservation and recycling services for major household appliances. We sell appliances through a chain of company-owned factory outlet stores under the name ApplianceSmart®. We also provide recycling services on a credit basis to appliance retailers, electric utilities, waste management companies and local governments.

A summary of our significant accounting policies is as follows:

        Principles of consolidation:    The consolidated financial statements include the accounts of Appliance Recycling Centers of America, Inc. and our subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        During the second quarter of 2003, we became a majority (60%) owner in North America Appliance Company, LLC (NAACO). NAACO was formed and commenced operations in June 2003 and is a retailer of special-buy appliances in Texas. Because NAACO has a net shareholders' deficit, no minority interest has been recognized on our consolidated balance sheet and 100% of NAACO's operations are included in our consolidated financial statements as of January 1, 2005.

        Fair value of financial instruments:    The following methods and assumptions are used to estimate the fair value of each class of financial instrument:

  Cash, accounts receivable and accounts payable:    Due to their nature and short-term maturities, the carrying amounts approximate fair value.

  Short- and long-term debt:    The fair value of short- and long-term debt has been estimated based on discounted cash flows using interest rates being offered for similar debt having the same or similar remaining maturities and collateral requirements.

  No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of the financial instruments would not represent the underlying value of our company.

        Fiscal year:    We use a 52-53 week fiscal year. Our 2004 fiscal year (2004) ended January 1, 2005, our 2003 fiscal year (2003) ended January 3, 2004, and our 2002 fiscal year (2002) ended December 28, 2002. The 2004 fiscal year contains 52 weeks. The 2003 fiscal year contains 53 weeks. The 2002 fiscal year contains 52 weeks.

        Revenue recognition:    We recognize revenue from appliance sales in the period the consumer purchases and pays for the appliances. We recognize revenue from appliance recycling when we collect and process a unit. We recognize byproduct revenue upon shipment.

        We defer revenue under certain appliance extended warranty arrangements we service and recognize the revenue over the related terms of the warranty contracts. On extended warranty arrangements we sell but others service for a fixed portion of the warranty sales price, we recognize revenue for the net amount retained at the time of sale of the extended warranty to the consumer.

        We include shipping and handling charges to customers in revenues. Shipping and handling costs that we incur are included in cost of revenues.

        Product warranty:    We provide a warranty for the replacement or repair of certain defective units. Our standard warranty policy requires us to repair or replace certain defective units at no cost to our customers. We estimate the costs that may be incurred under our warranty and record a liability reserve in the amount of such costs at the time we recognize product revenue. Factors that affect our warranty liability reserve for covered units include the number of units sold, historical and anticipated rates of warranty claims on these units, and the cost of such claims. We periodically assess the adequacy of our recorded warranty liability reserve and adjust the amounts as necessary.

        Changes in our warranty liability reserve are as follows:

	2004	2003	2002
Balance, beginning	$54,000	$82,000	$187,000
Standard accrual based on units sold	76,000	164,000	203,000
Actual costs incurred	(53,000)	(133,000)	(134,000)
Periodic accrual adjustments	(42,000)	(59,000)	(174,000)

Balance, ending	$35,000	$54,000	$82,000

        Trade receivables:    We carry trade receivables at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. We write off trade receivables when we deem them uncollectible. We record recoveries of trade receivables previously written off when we receive them. We consider a trade receivable to be past due if any portion of the receivable balance is outstanding for more than 90 days. Our management considers the reserve for doubtful accounts of $102,000 to be adequate to cover any exposure to loss in our January 1, 2005 accounts receivable.

        Cash:    We maintain our cash in bank deposit and money-market accounts which, at times, exceed federally insured limits. We have not experienced any losses in such accounts.

        Restricted cash:    In connection with our consumer credit card processing arrangements, we are required to maintain a cash balance that is restricted. At January 1, 2005, we were required to maintain a balance of $350,000, which is reflected in the consolidated balance sheet as long-term restricted cash.

        Inventories:    Inventories, consisting principally of appliances, are stated at the lower of cost, first-in, first-out (FIFO), or market and consist of:

	2004	2003
Finished goods	$10,539,000	$9,662,000
Less reserves	(385,000)	(324,000)

	$10,154,000	$9,338,000

        We provide estimated reserves for the realizability of our appliance inventories, including adjustments to market, based on various factors including the age of such inventory and our management's assessment of the need for such allowances. We look at historical inventory agings and margin analysis in determining our reserve estimate. We believe the reserve of $385,000 as of January 1, 2005 is adequate.

        Property and equipment:    We compute depreciation using straight-line and accelerated methods over the following estimated useful lives:

Years
Buildings and improvements	18 - 30
Equipment	3 - 8

        We amortize leasehold improvements on a straight-line basis over the shorter of their estimated useful lives or the underlying lease term.

        We did not identify any items that were impaired as of January 1, 2005.

        Software development costs:    We capitalize software developed for internal use in accordance with Statement of Position 98-1 and are amortizing such costs over their estimated useful life of five years. Costs capitalized were $220,000, $255,000 and $221,000 for the fiscal years of 2004, 2003 and 2002, respectively. Amortization expense on software development costs was $212,000, $164,000 and $119,000 for the fiscal years 2004, 2003 and 2002, respectively. Estimated amortization expenses are $216,000, $208,000, $226,000, $219,000 and $216,000 for the fiscal years 2005, 2006, 2007, 2008 and 2009, respectively.

        Accounting for long-lived assets:    We evaluate long-lived assets such as property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We assess the fair value of the assets based on the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, we recognize an impairment loss at that time. We measure an impairment loss by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. Also see Note 2.

        Deferred financing fees:    Deferred financing fees are presented in the consolidated balance sheet as a component of other assets and are reported net of accumulated amortization. We determine amortization expense on a straight-line basis over the term of the underlying debt.

        Advertising expense:    Advertising is expensed as incurred and was $2,353,000, $1,545,000 and $1,823,000 for the 2004, 2003 and 2002 fiscal years, respectively.

        Income taxes:    Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of our management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

        Basic and diluted net earnings per share:    Basic per-share amounts are computed, generally, by dividing net income or loss by the weighted-average number of common shares outstanding. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless their effect is antidilutive, thereby reducing the loss or increasing the income per common share.

        In arriving at diluted weighted-average shares and per-share amounts, we included options and warrants (see Note 8) with exercise prices below average market prices, for the respective fiscal quarters in which they were dilutive, using the treasury stock method. We calculated the number of additional shares by assuming the outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire Common Stock at the average market price during the year. The dilutive effect of these additional shares for the fiscal year 2002 was to increase the weighted average shares outstanding by 705,000. Because the effect of options and warrants on 2004 and 2003 is antidilutive, they were not included in the computation of per-share amounts.

        Stock-based compensation:    We regularly grant options to our employees under various plans as described in Note 8. As permitted under accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, compensation cost would be recognized for those grants where the exercise price is less than the fair market value of the stock on the date of grant. We recorded no compensation expense for employee grants for fiscal years 2004, 2003 and 2002 because the market price and exercise price of the grants were the same on the day of grant.

        We also grant options and warrants to non-employees for goods and services and in conjunction with certain agreements. We account for these grants under FASB (Financial Accounting Standards Board) Statement No. 123, Accounting for Stock-Based Compensation, based on the grant date fair values, which requires these grants to be accounted for based on the fair value of the grant.

        Had compensation cost for all of the employee stock-based compensation grants and warrants issued been determined based on the fair values at the grant date consistent with the provisions of SFAS No. 123, our net income (loss) and net income (loss) per basic and diluted common share would have been as indicated below.

	2004	2003	2002
Net income (loss):
As reported	$(1,314,000)	$(1,541,000)	$332,000
Deduct pro forma stock-based compensation	(46,000)	(52,000)	(80,000)

Pro forma	$(1,360,000)	$(1,593,000)	$252,000

Basic earnings (loss) per share:
As reported	$(0.48)	$(0.66)	$0.14
Pro forma	$(0.50)	$(0.68)	$0.11
Diluted earnings (loss) per share:
As reported	$(0.48)	$(0.66)	$0.11
Pro forma	$(0.50)	$(0.68)	$0.08

        The above pro forma effects on net income (loss) and net income (loss) per basic and diluted common share are not likely to be representative of the effects on reported net income (loss) or net income (loss) per common share for future years because options vest over several years and additional awards generally are made each year.

        In December 2004, FASB published FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)" or the "Statement"). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance. The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

        We will be required to apply FAS 123(R) as of the beginning of our first interim period that begins after June 15, 2005, which will be the third quarter of 2005. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of FAS 123(R). An entity will have the further option to either apply the Statement to only the quarters in the period of adoption and subsequent periods, or apply the Statement to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123.

        We have not yet completed our study of the transition methods or made any decisions about how we will adopt FAS 123(R). However, the pro forma net income effect of using the fair value method for the past three fiscal years is presented in the table above. The pro forma compensation costs presented in the table above and in our prior filings have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts that should be expected in future years. We have not made any decisions about which option-pricing model is most appropriate for us for future awards.

        Comprehensive income:    Comprehensive income is equivalent to net income in the statement of operations.

        Segment information:    We have one operating segment. Although certain separate financial information by retail store, or retail store and recycling center, is available to management, we are managed as a unit. Specifically, we do not measure profit or loss or maintain assets separately for our products or revenue sources (retail appliance sales, appliance recycling including recycling services for utilities, and byproduct sales).

        Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the valuation allowances for inventories and deferred tax assets. Actual results could differ from those estimates.

        Recently issued accounting pronouncements:    The following items represent accounting standards that have been recently issued.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by the SFAS No. 151 require that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recognized as current-period charges and the allocation of fixed production overheads to inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the impact that adoption of SFAS No. 151 will have on our financial position and results of operations.

Note 2. Market Closings and Loss on Impaired Assets

        In December 2002, we closed a retail store in the Dayton, Ohio, market and incurred expenses of $108,000 for the remaining lease payments and write-off of leasehold improvements.

        In February 2003, we closed a retail store in the Minneapolis market that resulted in no closing costs.

        In March 2003, we closed a retail store in the Dayton, Ohio, market and wrote off leasehold improvements of approximately $26,000.

Note 3. Line of Credit

        At January 1, 2005, we had an $8 million line of credit with a lender. The interest rate as of January 1, 2005 was 8.20%. The amount of borrowings available under the line of credit is based on a formula using receivables and inventories. Our unused borrowing capacity under this line was $103,000 at January 1, 2005. The line of credit has a stated maturity date of December 31, 2007, if not renewed, and provides that the lender may demand payment in full of the entire outstanding balance of the loan at any time. The line of credit is secured by substantially all our assets and requires minimum monthly interest payments of $37,500, regardless of the outstanding principal balance. The lender is also secured by an inventory repurchase agreement with Whirlpool Corporation for purchases from Whirlpool only. The loan requires that we meet certain financial covenants, provides payment penalties for noncompliance and prepayment, limits the amount of other debt we can incur, limits the amount of spending on fixed assets, and limits payments of dividends. At January 1, 2005, we were in violation of the covenant related to reaching a minimum annual level of net income. On March 15, 2005, the lender waived this violation.

Note 4. Long-Term Obligations

        Long-term obligations consisted of the following:

	2004	2003
Adjustable rate mortgage based on the 30-day LIBOR rate (1.84% as of January 1, 2005) plus 2.7%, adjusted yearly, monthly payments include interest and principal, and are based on a 20-year amortization, due October 2012, secured by land and building	$3,216,000	$3,340,000
6.85% mortgage, due in monthly installments of $15,326, including interest, due January 2013, secured by land and building	1,904,000	1,956,000
13.00% note payable, due in monthly interest payments of $541 with balance due September 2005, secured by equipment	50,000	50,000
Other, primarily capital leases (see below)	498,000	103,000

	5,668,000	5,449,000
Less current maturities	615,000	240,000

	$5,053,000	$5,209,000

        The future annual maturities of long-term obligations are as follows:

Fiscal year
2005	$615,000
2006	239,000
2007	243,000
2008	186,000
2009	241,000
2010 and thereafter	4,144,000

$5,668,000

        Capital leases:    We lease certain equipment under capital leases. The cost of the equipment was approximately $206,000 and $78,000 at January 1, 2005 and January 3, 2004, respectively. Accumulated amortization at January 1, 2005 and January 3, 2004, was approximately $166,000 and $124,000, respectively.

        The following is a schedule by years of approximate remaining minimum payments required under the leases, together with the present value at January 1, 2005:

Fiscal Year
2005	$106,000
2006	64,000
2007	52,000
2008	4,000

Total minimum lease payments	$226,000
Less amount representing interest	25,000
Less current portion	90,000

Long-term portion	$111,000

Note 5. Accrued Expenses

        Accrued expenses were as follows:

	2004	2003
Compensation and benefits	$1,083,000	$930,000
Warranty expense	35,000	54,000
Accrued incentives	909,000	686,000
Other	752,000	349,000

	$2,779,000	$2,019,000

Note 6. Commitments and Contingencies

        Operating leases:    We lease certain of our retail stores and recycling center facilities and equipment under noncancelable operating leases. The leases require the payment of taxes, maintenance, utilities and insurance.

        Minimum future rental commitments under noncancelable operating leases as of January 1, 2005 are as follows:

Fiscal Year
2005	$2,596,000
2006	1,928,000
2007	1,561,000
2008	1,265,000
2009	692,000

$8,042,000

        Rent expense for fiscal years 2004, 2003 and 2002 was $1,957,000, $1,686,000 and $1,973,000, respectively.

        Contracts:    We have entered into contracts with four of our appliance vendors. Under the agreements there are no minimum purchase commitments; however, we have agreed to indemnify the vendors for certain claims, allegations or losses with respect to appliances we sell. Also see Note 9.

        Litigation:    In December 2004, we filed suit in the U.S. District Court for the Central District of California alleging that JACO Environmental, Inc. and a former consultant of ours fraudulently obtained a patent (U.S. Patent No. 6,732,416) in May 2004 covering appliance recycling methods and systems we originally developed beginning in 1987 and have used in serving more than forty electric utility appliance recycling programs since that time. We are seeking a declaratory judgment that the JACO patent is invalid and unenforceable, since it is almost entirely based on methods and processes we developed and have used. We are also asking the court for unspecified damages related to charges that JACO, in using a fraudulently based patent, has engaged in unfair competition under federal and California statutes, false and misleading advertising under California statutes, and interference with our prospective customer relationships. The defendants have answered our complaint denying liability. We expect recycling operations to continue without interruption during the period of litigation, but if the court were to issue rulings in favor of the defendants, this could change. Moreover, failure to win this lawsuit could have a long-term material adverse effect on our recycling operations. In addition, we may incur substantial costs in pursuing this litigation, which could have an adverse effect on our results of operations.

Note 7. Income Taxes

        The provision (benefit) for income taxes consisted of the following:

	2004	2003	2002
Current:
Federal	$(663,000)	$(976,000)	$(170,000)
Deferred	117,000	—	391,000

	$(546,000)	$(976,000)	$221,000

        A reconciliation of our income tax expense with the federal statutory tax rate is shown below:

	2004	2003	2002
Income tax expense (benefit) at statutory rate	$(639,000)	$(856,000)	$188,000
State taxes net of federal tax effect	(117,000)	(152,000)	25,000
Permanent differences and other	13,000	(42,000)	8,000
Federal income tax credit attributable to carryback claim	(673,000)	—	—
Change in valuation allowance	870,000	74,000	—

	$(546,000)	$(976,000)	$221,000

        The change in the valuation allowance includes a change in the conclusion regarding the realizably of previously unreserved net deferred income taxes of $117,000.

        The components of net deferred tax assets are as follows:

	2004	2003
Deferred tax assets:
Net operating loss carryforwards	$4,228,000	$3,505,000
Federal and state tax credits	269,000	269,000
Reserves	355,000	322,000
Accrued expenses	164,000	134,000
Prepaid expenses	(56,000)	(106,000)
Other	57,000	17,000

Net deferred tax assets	$5,017,000	$4,141,000
Valuation allowance	(4,445,000)	(3,575,000)

	$572,000	$566,000

Deferred tax liabilities:
Property and equipment	$572,000	$449,000

Net deferred taxes	$—	$117,000

        The deferred tax amounts mentioned above have been classified in the accompanying balance sheet as follows:

	2004	2003
Current assets	$468,000	$566,000
Non-current liabilities	(468,000)	(449,000)

	$—	$117,000

        At January 1, 2005, we had a valuation allowance against deferred tax assets to reduce the total to an amount our management believes is appropriate. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The valuation allowance increased in the current year primarily as a result of net operating losses generated during the year in which we have provided a valuation allowance. In the future when we believe we can reasonably estimate future operating results and those estimated results reflect taxable income, the amount of deferred tax assets considered reasonable could be adjusted by a reduction of the valuation allowance.

        At January 1, 2005, we had NOL carryforwards expiring as follows:

Expiration	Amount
2011	$3,185,000
2012	$1,144,000
2013	$2,645,000
2018	$166,000
2019	$1,533,000

        Future utilization of NOL and tax credit carryforwards is subject to certain limitations under provisions of Section 382 of the Internal Revenue Code. This section relates to a 50 percent change in control over a three-year period. We believe that the issuance of Common Stock during 1999 resulted in an "ownership change" under Section 382. Accordingly, our ability to use NOL and tax credit carryforwards generated prior to February 1999 may be limited to approximately $56,000 per year.

Note 8. Shareholders' Equity

        Stock options:    We have two stock option plans (Plans) that permit the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified options that do not meet the requirements of Section 422. The Plans have 150,000 and 600,000 shares, respectively, available for grant. The options that have been granted under the Plans are exercisable for a period of five to ten years from the date of grant and vest over a period of six months to five years from the date of grant.

        The pro forma fair value of each option grant as presented in Note 1 to the financial statements is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected dividend yield	—	—	—
Expected stock price volatility	78.5%	79.5%	79.7%
Risk-free interest rate	2.1%	0.9%	1.4%
Expected life of options (years)	2	2	2

        Additional information relating to all outstanding options is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 29, 2001	408,000	$1.98
Granted	57,000	$3.77
Exercised	(8,000)	$0.96
Cancelled	(20,000)	$3.60

Outstanding at December 28, 2002	437,000	$2.16
Granted	15,000	$1.60
Cancelled	(44,000)	$3.06

Outstanding at January 3, 2004	408,000	$2.04
Granted	15,000	$3.25
Exercised	(16,000)	$0.90
Cancelled	(55,000)	$1.92

Outstanding at January 1, 2005	352,000	$2.09

        The weighted average fair value per option of options granted during fiscal years 2004, 2003 and 2002 was $1.41, $0.69 and $1.65, respectively.

        The following tables summarize information about stock options outstanding as of January 1, 2005:

OPTIONS OUTSTANDING

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$4.05 to $4.30	33,000	6.3	$4.13
$2.38 to $3.50	35,000	7.0	$2.79
$0.75 to $2.20	244,000	2.0	$1.96
$0.59 to $0.65	40,000	2.8	$0.62

	352,000		$2.09

OPTIONS EXERCISABLE

Range of Exercise Prices	Number of Options Exercisable	Weighted Average Exercise Price
$4.05 to $4.30	33,000	$4.13
$2.38 to $3.50	35,000	$2.79
$0.75 to $2.20	212,000	$1.92
$0.59 to $0.65	40,000	$0.62

	320,000	$2.08

        The following table summarizes options exercisable for stock options outstanding as of January 3, 2004 and December 28, 2002:

	January 3, 2004	December 28, 2002
Number of options exercisable	336,000	325,000
Weighted average exercise price	$1.88	$2.01

        Warrants:    We have adopted the provisions of SFAS No. 123 in accounting for our warrants issued for financing or services. Accordingly, the expense, if any, applicable to the value of such warrants is recognized as of the date of grant. Such warrants are generally issued to non-employees.

        In September 1998, we entered into a loan agreement with a lender resulting in gross proceeds to us of $3.5 million. In connection with this loan, we issued the lender a warrant to purchase 700,000 shares of Common Stock at an adjustable exercise price, which was at $0.60 per share. During 2004, the lender exercised the warrant to purchase 700,000 options resulting in the issuance of 532,000 shares of Common Stock. We also issued to an investment banker associated with this transaction a warrant to purchase 125,000 shares of Common Stock at $2.50 per share. The portion of the gross loan proceeds ascribed to the aforementioned warrants issued in conjunction with this debt financing was $307,000 as determined using the Black-Scholes method. During 2002, 32,136 warrants were exercised resulting in the issuance of 14,872 shares of Common Stock. The remaining unexercised warrants expired in 2003.

        In February 1999, in connection with a private placement, we issued warrants to purchase 83,000 shares of Common Stock at $0.50 per share, subject to adjustment. During 2002, 4,000 warrants were exercised resulting in the issuance of 3,506 shares of Common Stock. During 2003, 26,000 warrants were exercised resulting in the issuance of 20,326 shares of Common Stock. During 2004, the remaining 53,000 warrants were exercised resulting in the issuance of 44,061 shares of Common Stock.

        In March 1999, we issued to a board member at that time 5,000 warrants to purchase our Common Stock at $0.625 per share, the market value of our stock at the date of grant. These warrants expire in 2009.

        In April 1999, we issued to a vendor 50,000 warrants to purchase Common Stock at $0.625 per share. In February 2003, 20,000 warrants were exercised resulting in the issuance of 20,000 shares of Common Stock. In March 2004, the remaining 30,000 warrants were exercised resulting in the issuance of 30,000 shares of Common Stock.

        Preferred stock:    Our amended Articles of Incorporation authorize two million shares of Preferred Stock that may be issued from time to time in one or more series having such rights, powers, preferences and designations as the Board of Directors may determine. To date no such preferred shares have been issued.

        Private placement:    In December 2004, we sold in a private placement, 1,150,000 shares of Common Stock at a price of $3.00 per share. We incurred offering costs of $316,000. The net proceeds were used to repay certain indebtedness, to purchase inventory and for future growth.

Note 9. Major Customers and Suppliers

        Revenues from our major recycling customers as a percentage of total revenues are as follows:

	2004	2003	2002
Revenue percentage:
Customer A	9%	9%	13%
Customer B	—	—	12%

        As of January 1, 2005, we had a receivable from Customer A of $505,000.

        During the three-year period ended January 1, 2005, we purchased a vast majority of appliances for resale from four suppliers. We have and are continuing to secure other vendors from which to purchase appliances. However, the curtailment or loss of one of these suppliers or any appliance supplier could adversely affect our operations.

1,682,000 Shares

APPLIANCE RECYCLING CENTERS
OF AMERICA, INC.

Common Stock

PROSPECTUS

                        , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        Expenses payable by us in connection with the sale and distribution of the shares of our common stock being registered hereunder are set forth below. These expenses do not include, and we are not obligated to pay, any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee	$732.49
Legal fees and expenses	25,119.00
Accounting fees and expenses	21,000.00
Printing and engraving expenses	3,700.00
Blue sky fees and expenses	7,068.00
Transfer agent fees and expenses	1,000.00
Miscellaneous expenses	1,380.51

Total	$60,000.00

Item 15. Indemnification of Directors and Officers

        Section 302A.521, subd. 2, of the Minnesota Statutes requires that we indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to our company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines, (ii) acted in good faith, (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of our company, or, in the case of performance by one of our directors, officers or employees involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of our company. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is to be made by a disinterested majority of our board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders or by a court.

        Our bylaws provide that we shall indemnify each of our directors, officers and employees to the fullest extent permissible by Minnesota Statute, as detailed above. We also maintain a director and officer liability insurance policy to cover us, our directors and our officers against certain liabilities.

        In addition, the securities purchase agreements we entered into with the selling shareholders obligate us to indemnify such shareholders against any loss, claim, damage or liability arising out of or based on any untrue statement, or alleged untrue statement, of any material fact contained in this registration statement (including the prospectus, financial statements and schedules, and all other documents filed as a part thereof), or any omission, or alleged omission, of a material fact required to be stated or necessary to make the statements contained herein not misleading.

Item 16. Exhibits

Exhibit No.	Description
5.1	Opinion of Robins, Kaplan, Miller & Ciresi L.L.C.*
10.1
Amended Appliance Recycling Centers of America, Inc. Restated 1989 Stock Option Plan [filed as Exhibit 19.3 to the Company's Form 10-Q for the quarter ended June 30, 1993 (File No. 0-19621) and incorporated herein by reference].
10.2
Amendment, effective April 24, 1997, to 1989 Stock Option Plan [filed as Exhibit 28.2 to the Company's Post-Effective Amendment No. 1 (June 5, 1997) to Registration Statement on Form S-8 (Registration No. 33-68890) and incorporated herein by reference].
10.3	1997 Stock Option Plan and Amendment [filed as Exhibits 28.1 and 28.2 to the Company's Registration Statement on Form S-8 (Registration No. 333-28571) and incorporated herein by reference].
10.4
Amendment effective April 26, 2001 to 1997 Stock Option Plan [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2001 (File No. 0-19621) and incorporated herein by reference].
10.5
Amendment effective April 25, 2002 to 1997 Stock Option Plan [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 30, 2002 (File No. 0-19621) and incorporated herein by reference].
10.6
General Credit and Security Agreement dated August 30, 1996, between and Spectrum Commercial Services, Inc. and the Company [filed as exhibit 10.15 to the Company's Form 10-Q for the quarter ended September 28, 1996 (File No. 0-19621) and incorporated herein by reference].
10.7
First Amendment to General Credit and Security Agreement and Waiver dated November 8, 1996, between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreement [filed as exhibit 10.16 to the Company's Form 10-Q for the quarter ended September 28, 1996 (File No. 0-19621) and incorporated herein by reference].
10.8
Second Amendment to General Credit and Security Agreement and Waiver dated February 12, 1998 between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreements [filed as Exhibit 10.10 to the Company's Form 10-K for the year ended January 3, 1998 (File No. 0-19621) and incorporated herein by reference].
10.9
Fourth Amendment to General Credit and Security Agreement dated September 10, 1998 between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreement [filed as Exhibit 10.15 to the Company's Form 10-K for the year ended January 2, 1999 (File No. 0-19621) and incorporated herein by reference].
10.10
Fifth Amendment to General Credit and Security Agreement dated September 17, 1998 between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreements [filed as Exhibit 10.16 to the Company's Form 10-K for the year ended January 2, 1999 (File No. 0-19621) and incorporated herein by reference].
10.11
Eighth Amendment to General Credit and Security Agreement dated August 30, 2000 between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreements [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2000 (File No. 0-19621) and incorporated herein by reference].

10.12
Ninth Amendment to General Credit and Security Agreement dated June 18, 2001 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2001 (File No. 0-19621) and incorporated herein by reference].
10.13
Tenth Amendment to General Credit and Security Agreement dated July 26, 2001 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 30, 2001 (File No. 0-19621) and incorporated herein by reference].
10.14
Eleventh Amendment to General Credit and Security Agreement dated August 24, 2001 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 29, 2001 (File No. 0-19621) and incorporated herein by reference].
10.15
Twelfth Amendment to General Credit and Security Agreement dated April 11, 2002 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 30, 2002 (File No. 0-19621) and incorporated herein by reference].
10.16
Thirteenth Amendment to General Credit and Security Agreement dated January 23, 2003 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.34 to the Company's Form 10-K for the year ended December 28, 2002 (File No. 0-19621) and incorporated herein by reference].
10.17
Fourteenth Amendment to General Credit and Security Agreement dated July 1, 2004 between Spectrum Commercial Services Company and the Company [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended July 3, 2004 (File No. 0-19621) and incorporated herein by reference].
10.18	Sixteenth Amendment to General Credit and Security Agreement dated December 23, 2004 between Spectrum Commercial Services Company and the Company, and related Guarantor Acknowledgment.*
10.19	Tenth Amended and Restated Revolving Note dated December 23, 2004 of the Company in favor of Spectrum Commercial Services Company.*
10.20	Seventeenth Amendment to General Credit and Security Agreement dated January 12, 2005 between Spectrum Commercial Services Company and the Company.*
10.21
Loan Agreement dated September 10, 1998 between Medallion Capital, Inc. and the Company [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended October 3, 1998 (File No. 0-19621) and incorporated herein by reference].
10.22
Note dated September 10, 1998 of the Company in favor of Medallion Capital, Inc. [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended October 3, 1998 (File No. 0-19621) and incorporated herein by reference].
10.23
Security Agreement dated September 10, 1998 between Medallion Capital, Inc. and the Company [filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended October 3, 1998 (File No. 0-19621) and incorporated herein by reference].
10.24
Stock Purchase Warrant of the Company for the Purchase of 700,000 Shares of Common Stock in favor of Medallion Capital, Inc. [corrected copy] [filed as Exhibit 10.14 to the Company's Form 10-K for the year ended January 2, 1999 (File No. 0-19621) and incorporated herein by reference].

10.25	Amendment No. 1 to Loan Agreement and Security Agreement dated December 23, 2004 between Medallion Capital, Inc. and the Company, and related Consent and Amendment and Promissory Note.*
10.26
Balloon Promissory Note dated September 19, 2002 of the Company in favor of General Electric Capital Business Asset Funding Corp., and related agreement [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 28, 2002 (File No. 0-19621) and incorporated herein by reference].
10.27
Balloon Promissory Note dated December 27, 2002 of the Company in favor of General Electric Capital Business Asset Funding Corp., and related agreement [filed as Exhibit 10.33 to the Company's Form 10-K for the year ended December 28, 2002 (File No. 0-19621) and incorporated herein by reference].
10.28
Reverse Logistics Master Service Agreement between Whirlpool Corporation and the Company [filed as Exhibit 10 to the Company's Form 10-Q for the quarter ended July 4, 1998 (File No. 0-19621) and incorporated herein by reference].
10.29
Retail Dealer Sales Agreement dated October 12, 2001 between Maytag Corporation and the Company [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 29, 2001 (File No. 0-19621) and incorporated herein by reference].
10.30
2003 Statewide Residential Appliance Recycling Program Agreement dated September 2, 2003 between Southern California Edison Company and ARCA California, Inc., a wholly-owned subsidiary of the Company [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 27, 2003 (File No. 0-19621) and incorporated herein by reference].
10.31
2004-05 Statewide Residential Appliance Recycling Program Agreement dated January 21, 2004 between Southern California Edison Company and ARCA California, Inc., a wholly-owned subsidiary of the Company [filed as Exhibit 10.34 to the Company's Form 10-K for the year ended January 3, 2004 (File No. 0-19621) and incorporated herein by reference].
10.32
Agreements dated September 24, 2002 between the Company and the Department of Water and Power of the City of Los Angeles [filed as Exhibit 10.32 to the Company's Form 10-K for the year ended December 28, 2002 (File No. 0-19621) and incorporated herein by reference].
10.33
Agreement dated March 1, 2004 between San Diego Gas & Electric and the Company [filed as Exhibit No. 10.35 to the Company's Form 10-K for the year ended January 3, 2004 (File No. 0-19621) and incorporated herein by reference].
10.34
Form of Securities Purchase Agreement dated as of December 31, 2004, between the Company and certain investors [filed as Exhibit No. 99.2 to the Company's Form 8-K dated December 31, 2004 (File No. 0-19621) and incorporated herein by reference].
16.1
Letter of McGladrey & Pullen, LLP dated April 7, 2005 to the Securities and Exchange Commission [filed as Exhibit 16.1 to the Company's Form 8-K dated April 1, 2005 (File No. 0-19621) and incorporated herein by reference].
23.1	Consent of McGladrey & Pullen, LLP.**
23.2	Consent of Robins, Kaplan, Miller & Ciresi L.L.P. (included in Exhibit 5.1 hereto).*
24.1	Power of Attorney (included in signature page to this registration statement).*

*
Previously filed.

**
Filed with this Amendment No. 3 to Form S-2.

Item 17. Undertakings

(a)
The undersigned registrant hereby undertakes:

          (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    to include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii)
    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement; and

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

          (2)   that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 21, 2005.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
By	/s/ EDWARD R. (JACK) CAMERON Edward R. (Jack) Cameron President and Chairman of the Board

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 21, 2005.

Signature	Title
/s/ EDWARD R. (JACK) CAMERON Edward R. (Jack) Cameron	President and Chairman, Director (Principal Executive Officer)
/s/ LINDA A. KOENIG Linda A. Koenig	Chief Financial Officer (Principal Financial and Accounting Officer)
* Duane S. Carlson	Director
* Harry W. Spell	Director
*By:	/s/ EDWARD R. (JACK) CAMERON Edward R. (Jack) Cameron As Attorney-in-fact

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TABLE OF CONTENTS
SUMMARY
A SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
Risks Related to ARCA
Risks Related to Our Common Stock
USE OF PROCEEDS
MARKET PRICE FOR COMMON STOCK
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SELLING SECURITIES HOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
CHANGE IN CERTIFYING ACCOUNTANT
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OPTIONS EXERCISABLE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES